Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

BANDIT PARENT, LP,

BANDIT MERGER SUB, INC.

and

WIDEOPENWEST, INC.

Dated as of August 11, 2025

TABLE OF CONTENTS

-ii-

-iii-

-iv-

AGREEMENT AND PLAN OF MERGER, dated as of August 11, 2025 (this “Agreement”), by and among Bandit Parent, LP, a Delaware limited partnership (“Parent”), Bandit Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and WideOpenWest, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H :

WHEREAS, the Board of Directors of the Company (the “Company Board”) has established a special committee of independent and disinterested members of the Company Board (the “Special Committee”);

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent;

WHEREAS, the Special Committee has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Unaffiliated Company Stockholders, (b) recommended to the Company Board that it approve this Agreement and the transactions contemplated by this Agreement, including the Merger, and (c) resolved to recommend that the Unaffiliated Company Stockholders adopt this Agreement;

WHEREAS, the Company Board has, acting upon the recommendation of the Special Committee, unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and its stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the stockholders of the Company for its adoption at the Company Meeting and (d) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL at the Company Meeting;

WHEREAS, the boards of directors of Parent and Merger Sub have approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and declared it is in the best interests of and advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company (a) a Guarantee from the Equity Investor, in favor of the Company and pursuant to which, subject to the terms and conditions contained therein, the Equity Investor is guaranteeing certain obligations of Parent under this Agreement and (b) the Commitment Letter;

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Company Stockholders (collectively, the “Rollover Stockholders”) have entered into a voting, support and rollover agreement by and among Parent and the Company, in the form attached to this Agreement as Exhibit A, dated as of the date of this Agreement (collectively, the “Support and Rollover Agreement”), pursuant to which, among other things, each such Rollover Stockholder has agreed to support and vote for the transactions contemplated by this Agreement and to, immediately prior to the Closing, transfer or contribute a number of Shares to Parent, on the terms and subject to the conditions set forth in the applicable Support and Rollover Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

Article 1

THE MERGER

Section 1.1            The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, the parties shall consummate the Merger and Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and an indirect wholly owned Subsidiary of Parent.

Section 1.2            Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 (or at the request of either party, by means of a virtual closing through electronic exchange of documents and signatures), at 10:00 a.m., New York City time, on the fifth (5th) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last of the conditions set forth in Article 6 to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or permitted waiver of such conditions at the Closing and the continued satisfaction or waiver of the other conditions set forth in Article 6 at the Closing) (the “Initial Closing Date”) or (b) at such other place, time and date as the Company and Parent may agree in writing; provided that if, despite the use of commercially reasonable efforts, Parent is unable to access the required funds to consummate the Closing on the Initial Closing Date, Parent may, upon written notice (the “Parent Closing Election”) to the Company prior to the Initial Closing Date, elect for the Closing to take place on the twelfth (12th) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last of the conditions set forth in Article 6 to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing) (the “Deferred Closing Date”). The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3            Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed on the Closing Date with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Merger Sub in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4            Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.5            Organizational Documents of the Surviving Corporation. Subject to Section 5.10, at the Effective Time: (a) the certificate of incorporation of the Company will be amended and restated in its entirety in the form set forth as Exhibit B, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the DGCL and such certificate of incorporation; and (b) the bylaws of Merger Sub as in effect immediately prior to the Effective Time, as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL and such bylaws.

Section 1.6            Directors of the Surviving Corporation. The directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

Section 1.7            Officers of the Surviving Corporation. The officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

Article 2

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1            Effect on Capital Stock .

(a)            At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i)            Conversion of Common Stock. Each share of common stock, par value $0.01 per share, of the Company that is issued and outstanding immediately prior to the Effective Time (such shares, collectively, the “Common Stock,” and each, a “Share” and collectively, the “Shares”), but excluding Excluded Shares and Dissenting Shares, shall be converted automatically into and shall thereafter represent only the right to receive $5.20 per Share in cash, without interest (the “Merger Consideration”), subject to any required Tax withholding as provided in Section 2.2(b)(iii). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1(a) shall be automatically cancelled upon the conversion thereof and shall cease to exist, and the holders of Book-Entry Shares or Certificates that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration upon surrender of Book-Entry Shares or Certificates in accordance with Section 2.2.

(ii)            Treatment of Excluded Shares. Each Share that is directly owned by the Company as treasury stock or otherwise, or by Parent or Merger Sub immediately prior to the Effective Time, including any Rollover Shares (the “Cancelled Shares”) shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each Share that is owned by any direct or indirect wholly-owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be converted into such number of shares of common stock of the Surviving Corporation such that each such Subsidiary shall own the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time (each such Share, together with the Cancelled Shares, the “Excluded Shares”).

(iii)            Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation (other than Shares converted into shares of common stock of the Surviving Corporation pursuant to the last sentence of Section 2.1(a)(ii)). From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(iv)            Rollover Shares. The holders of the Rollover Shares shall not be entitled to receive the Merger Consideration in respect of the Rollover Shares, and all Rollover Shares shall be treated in accordance with Section 2.1(a)(ii).

(b)            Dissenters’ Rights. Any provision of this Agreement to the contrary notwithstanding, if required by the DGCL (but only to the extent required thereby), Shares that are issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) and that are held by holders of such Shares who are entitled to demand appraisal and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to any such Shares held by any such holder and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(i), and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262 of the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses the right to seek appraisal, such Dissenting Shares, pursuant to Section 262 of the DGCL, will thereupon be no longer considered Dissenting Shares under this Agreement and will be treated as if they had been converted into, at the Effective Time, the right to receive the Merger Consideration pursuant to Section 2.1(a)(i), without any interest thereon, and the Surviving Corporation shall remain liable for payment of the Merger Consideration for such Shares, in accordance with the procedures set forth in this Agreement. At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (i) prompt notice and copies of any written demands received by the Company for appraisals of Shares under Section 262 of the DGCL, withdrawals or attempted withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL received by the Company relating to appraisal demands, in each case, promptly following receipt of such written demands, withdrawals, attempted withdrawals or other instruments and (ii) the opportunity to direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment or offer to make any payment with respect to any such demands for appraisal or settle or offer to settle any such demands or approve any withdrawal of any such demands, or agree to do any of the foregoing in respect of any Dissenting Shares.

(c)            Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination, exchange of shares or other like change with respect to the Shares, the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change to the extent necessary to provide the parties hereto the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination, exchange of shares or other like change.

Section 2.2            Exchange of Certificates.

(a)            Paying Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by the Parent, and reasonably acceptable to the Company, to act as a paying agent hereunder (the “Paying Agent”), in trust for the benefit of holders of the Shares, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration pursuant to Section 2.1(a) in accordance with the terms of this Agreement (provided that Parent shall not be required to make available to the Paying Agent Merger Consideration for Dissenting Shares prior to the Effective Time, it being understood, however, that promptly following such time that any formerly Dissenting Shares cease to be considered Dissenting Shares under this Agreement, Parent shall be required to make arrangements to pay, or cause to be paid, the applicable Merger Consideration with respect to such formerly Dissenting Shares), in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Excluded Shares and Unvested Award Payments), payable upon due surrender of the certificates that, immediately prior to the Effective Time, represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article 2 (such cash being hereinafter referred to as the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to pay the Merger Consideration in accordance with Section 2.1(a), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount that is equal to the shortfall that is required to make such payment. Parent shall cause the Paying Agent to make delivery of the Merger Consideration out of the Exchange Fund in accordance with this Agreement.

(b)            Payment Procedures.

(i)            As soon as reasonably practicable after the Effective Time and in any event not later than the fourth (4th) Business Day following the Closing Date, Parent and the Surviving Corporation shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal with respect to Book-Entry Shares (to the extent applicable) and Certificates (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent and shall be in such form and have such other customary provisions as Parent and the Company may mutually reasonably agree), and (B) instructions for use in effecting the surrender of Book-Entry Shares (to the extent applicable) or Certificates (or effective affidavits of loss in lieu thereof) in exchange for the Merger Consideration.

(ii)           Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor a check or wire transfer for the amount of cash that such holder has the right to receive in respect of such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to Section 2.1(a) and the Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. Until so surrendered, outstanding Certificates (other than with respect to any Dissenting Shares) will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive the Merger Consideration pursuant to Section 2.1(a), except as provided in Section 2.1(b). As soon as reasonably practicable after the Effective Time, and in any event not later than the fourth (4th) Business Day following the Closing Date, Parent shall cause the Paying Agent to issue and deliver to each holder of Book-Entry Shares a check or wire transfer for the amount of cash that such holder has the right to receive in respect of such holder’s Book-Entry Shares pursuant to Section 2.1(a), without such holder being required to deliver a Certificate or an executed letter of transmittal to the Paying Agent, and such Book-Entry Shares shall then be cancelled. No interest shall be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established that such Taxes either have been paid or are not required to be paid.

(iii)          Notwithstanding anything in this Agreement to the contrary, the Paying Agent, the Company, Parent and Merger Sub or any of their Affiliates, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable to or for the benefit of any Person under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or non-U.S. Tax Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld and timely paid over to the relevant Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(iv)          Prior to the Closing, Parent and the Company will cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) with the objective that (A) if the Closing occurs at or prior to 11:30 a.m. Eastern time on the Closing Date, then the Paying Agent will transmit to DTC or its nominees on the Closing Date or as soon as practicable thereafter an amount in cash, by wire transfer of immediately available funds, an amount in cash equal to the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time multiplied by the Merger Consideration (the “DTC Payment”); and (B) if the Closing occurs after 11:30 a.m. Eastern time on the Closing Date, then the Paying Agent will transmit the DTC Payment to DTC or its nominees on the first Business Day after the Closing Date or as soon as practicable thereafter, in each case with no requirement to submit any letter of transmittal.

(c)            Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 2.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article 2.

(d)            Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any interest received with respect thereto) that remains undistributed to the former holders of Shares on the nine-month anniversary of the Effective Time shall thereafter be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Article 2 shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or similar laws) for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of their Shares. If any Certificates or Book-Entry Shares shall not have been surrendered prior the date on which the Merger Consideration payable with respect to Shares represented by such Certificates or Book-Entry Shares would otherwise escheat to or become the property of any Governmental Entity, then any such Merger Consideration shall, and to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(e)            No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any Person, including any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)            Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as directed by Parent; provided, that any investment of such cash shall be limited to obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than thirty (30) days or commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or S&P Global Ratings, respectively; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to this Article 2, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Shares of the Company. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.2(d).

(g)            Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate a check in the amount (after giving effect to any Tax withholding as provided in Section 2.2(b)(iii)) for the amount of cash that such holder has the right to receive with respect to the Shares represented by such lost, stolen or destroyed Certificate pursuant to Section 2.1(a).

Section 2.3            Treatment of Company Long-Term Incentive Awards.

(a)            Each Crestview Restricted Share award that is outstanding and unvested (after taking into account any vesting in connection with the consummation of the transactions in this Agreement) as of immediately prior to the Effective Time shall, at the Effective Time, become fully vested and be treated as a Rollover Share in accordance with this Agreement.

(b)            Each restricted Share award granted subject solely to service-vesting terms (each, a “Company Restricted Share Award”) that is outstanding as of immediately prior to the Effective Time and is not a Crestview Restricted Share award shall, at the Effective Time, be treated as set forth in this Section 2.3(b). For purposes of this Agreement, “RSA Acceleration Portion” shall mean, with respect to a Company Restricted Share Award, (A) if the Closing Date occurs on or before the date that is six (6) months and one (1) day following the date of this Agreement, the portion of such Company Restricted Share Award that is scheduled to vest on or before April 30, 2026 or (B) if the Closing Date occurs after the date that is six (6) months and one (1) day following the date of this Agreement, the portion of such Company Restricted Share Award that is scheduled to vest on or before April 30, 2027.

(i)            If such Company Restricted Share Award is held by a non-employee member of the Company Board, then it will become fully vested and be converted into the right, in respect of each Share subject to such Company Restricted Share Award, to receive an amount in cash equal to the Merger Consideration; or

(ii)           If such Company Restricted Share Award was granted in calendar year 2023 or calendar year 2024, then the RSA Acceleration Portion of such Company Restricted Share Award will become fully vested and be converted into the right, in respect of each Share subject to such RSA Acceleration Portion of the Company Restricted Share Award, to receive an amount in cash equal to the Merger Consideration; or

(iii)          If such Company Restricted Share Award was granted in calendar year 2025 then, solely in the event that the Closing occurs after the date that is six (6) months and one (1) day following the date of this Agreement, then the RSA Acceleration Portion of such Company Restricted Share Award will become fully vested and be converted into the right, in respect of each Share subject to such vested portion, to receive an amount in cash equal to the Merger Consideration; or

(iv)          if such Company Restricted Share Award or a portion thereof is not covered by Section 2.3(b)(i), Section 2.3(b)(ii) or Section 2.3(b)(iii), then such Company Restricted Share Award or portion thereof will be converted into the right, in respect of each Share subject to such Company Restricted Share Award or portion thereof, to receive an amount in cash equal to the Merger Consideration.

(c)            Each restricted Share unit award granted subject to any performance-based vesting terms (each, a “Company PSU Award”) that is outstanding as of immediately prior to the Effective Time shall, at the Effective Time, be treated as set forth in this Section 2.3(c). For purposes of this Agreement, “PSU Acceleration Portion” shall mean, with respect to a Company PSU Award, (A) if the Closing Date occurs on or before the date that is six (6) months and one (1) day following the date of this Agreement, a prorated portion of such Company PSU Award determined based a fraction, the numerator of which is the number of whole months between the grant date and April 30, 2026 and the denominator of which is thirty-six (36) or (B) if the Closing Date occurs after the date that is six (6) months and one (1) day following the date of this Agreement, a prorated portion of such Company PSU Award determined based a fraction, the numerator of which is the number of whole months between the grant date and April 30, 2027 and the denominator of which is thirty-six (36).

(i)            If such Company PSU Award was granted in calendar year 2023, the entirety of such Company PSU Award will become fully vested and be converted into the right, in respect of each Share subject to such Company PSU Award, to receive an amount in cash equal to the Merger Consideration; or

(ii)           If such Company PSU Award was granted in calendar year 2024, it will become vested with respect to (A) if the Closing occurs on or before the date that is six (6) months and one (1) day following the date of this Agreement, the PSU Acceleration Portion of such Company PSU Award or (B) if the Closing occurs after the date that is six (6) months and (1) day following the date of this Agreement, the entirety of such Company PSU Award, and be converted into the right, in respect of each Share subject to such vested portion, to receive an amount in cash equal to the Merger Consideration; or

(iii)          If such Company PSU Award was granted in calendar year 2025 then, solely in the event that the Closing occurs after the date that is six (6) months and one (1) day following the date of this Agreement, the PSU Acceleration Portion of such Company PSU Award will become fully vested and be converted into the right, in respect of each Share subject to such vested portion, to receive an amount in cash equal to the Merger Consideration; or

(iv)          If such Company PSU Award or portion thereof is not covered by Section 2.3(c)(i), Section 2.3(c)(ii), or Section 2.3(c)(iii), then it will be converted into the right, in respect of each Share subject to such Company PSU Award, to receive an amount in cash equal to the Merger Consideration.

(v)          The number of such Shares subject to each Company PSU Award in respect of which Merger Consideration is to be received shall be determined by deeming the performance goals applicable to such Company PSU Award to be achieved at the actual level of achievement through the latest practicable date occurring prior to the Effective Time, as determined by the Company Board (or a committee thereof) prior to the Effective Time, based on the methodology used for interim performance measurements reported to the Compensation Committee of the Company Board from time to time.

(d)            Each long-term incentive cash award (each, a “Company LTI Cash Award”) that is outstanding as of immediately prior to the Effective Time shall, at the Effective Time:

(i)            if such Company LTI Cash Award was granted subject solely to service-vesting terms, become vested in the same proportion that a Company Restricted Share Award granted on the same date becomes vested pursuant to Section 2.3(b) and entitle the holder of such Company LTI Cash Award to a cash payment determined in accordance with the terms of the Company LTI Cash Award; or

(ii)           if such Company LTI Cash Award was granted subject to a performance-based vesting condition, become vested in the same proportion (and with the same treatment of applicable performance conditions) that a Company PSU Award granted on the same date becomes vested pursuant to Section 2.3(c) and entitle the holder of such Company LTI Cash Award to a cash payment determined in accordance with the terms of such Company LTI Cash Award; or

(iii)          if such Company LTI Cash Award or a portion thereof is not covered by Section 2.3(d)(i) or Section 2.3(d)(ii), entitle the holder of such Company LTI Cash Award to a cash payment determined in accordance with the terms of the Company LTI Cash Award (with all applicable performance goals treated in accordance with Section 2.3(c)(v)).

(e)            Parent shall cause the Surviving Corporation or one of its Subsidiaries, as applicable, to pay to the holders of Company Restricted Share Awards described in Section 2.3(b)(i), Section 2.3(b)(ii) and Section 2.3(b)(iii), Company PSU Awards described in Section 2.3(c)(i), Section 2.3(c)(ii), and Section 2.3(c)(iii) and Company LTI Cash Awards described in Section 2.3(d)(i) and Section 2.3(d)(ii) the cash amounts described in this Section 2.3 above, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, promptly but in any event within three (3) days following the Effective Time. The cash amounts payable in respect of any Company Restricted Share Awards described in Section 2.3(b)(iv), Company PSU Awards described in Section 2.3(c)(iv) and Company LTI Cash Awards described in Section 2.3(d)(iii) that are unvested as of the Effective Time (the “Unvested Award Payments”) shall remain subject to the same vesting conditions as was applicable to the Company Restricted Share Awards, Company PSU Awards and Company LTI Cash Awards to which Unvested Award Payments relate, including those provisions for accelerated vesting on certain terminations of employment, with any Unvested Award Payments, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, payable promptly by the Surviving Corporation or one of its Subsidiaries, as applicable, but in any event within three (3) days following the applicable vesting date. Notwithstanding the foregoing, with respect to the Company PSU Awards and Company LTI Cash Awards, any performance-based vesting conditions shall no longer apply from and after the Effective Time, and such awards will vest in the ordinary course on the last day of the applicable performance period of such award.

(f)            Prior to the Effective Time, the Company, through the Company Board or an appropriate committee thereof, shall adopt such resolutions as may reasonably be required in its discretion to effectuate the actions contemplated by this Section 2.3.

Article 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents (including any documents incorporated by reference therein) on or after January 1, 2023 and prior to the date hereof (excluding any disclosures set forth in any “risk factors” or “forward-looking statements” sections to the extent they are cautionary, predictive or forward-looking in nature and any disclosures of any risks generally faced by participants in the industries in which the Company and its Subsidiaries operates without disclosure of specific facts and circumstances) (provided that nothing disclosed in any such Company SEC Documents shall be deemed to be a qualification or modification of the representations and warranties set forth in Section 3.2, Section 3.3, Section 3.4(a) and 3.10(a)) or in the disclosure letter delivered by the Company to Parent and Merger Sub in connection with the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosed with respect to any other section or subsection of this Agreement and the Company Disclosure Schedule to the extent that the relevance thereof is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1            Qualification, Organization, Subsidiaries.

(a)            The Company is a corporation duly organized, validly existing and in good standing pursuant to the DGCL and under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted. The Company is duly qualified or licensed, to do business and is in good standing as a foreign corporation in each jurisdiction in which the property, rights or assets owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company has filed with the SEC, prior to the date hereof, a complete and accurate copy of the Company Governing Documents as amended to the date hereof, and each of the Company Governing Documents was duly adopted and is in full force and effect, and the Company is not in violation of any of their provisions in any material respect.

(b)            All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company’s Subsidiaries have been validly issued and are owned by the Company, by another wholly-owned Subsidiary of the Company or by the Company and another wholly-owned Subsidiary of the Company, free and clear of all Liens other than restrictions imposed by applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests) or the organizational documents of any such Subsidiary or any Permitted Liens.

(c)            Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries is duly qualified or licensed to do business and is in good standing as a foreign corporation in which the property, rights or assets owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed would not have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            The Company has made available to Parent prior to the date of this Agreement the organizational documents of each of the Company’s Subsidiaries, in each case, as amended through the date hereof. Each of the organizational documents of each of the Company’s Subsidiaries was duly adopted and is in full force and effect, and neither the Company nor any other Subsidiary of the Company is in violation of any of their provisions in any material respect.

(e)            Neither the Company nor any Company Subsidiary owns, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable for any equity or similar interest in, any corporation, joint venture or other business association or entity, in each case, other than the Company’s Subsidiaries.

Section 3.2            Capitalization.

(a)            The authorized share capital of the Company consists of 700,000,000 Shares and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of August 7, 2025 (the “Capitalization Date”), there were (i) 85,766,960 Shares issued and outstanding (inclusive of Company Restricted Share Awards but, for the avoidance of doubt, exclusive of the Company PSU Awards), (ii) 1,095,876 Shares subject to outstanding Company PSU Awards (assuming full achievement of applicable performance goals at the target level), and (iii) no shares of Preferred Stock issued and outstanding. All outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive, anti-dilutive or similar right, purchase option, call or right of first refusal or similar right. Since the Capitalization Date through the date hereof, the Company has not issued any Company Securities other than Shares issued pursuant to the vesting, settlement and/or exercise of Company Securities that were outstanding on the Capitalization Date.

(b)            Except as described in Section 3.2(a) or as required by the terms of the Company Benefit Plans, as of the date hereof, (i) the Company does not have any shares of its capital stock issued or outstanding, other than Shares that have become outstanding after the Capitalization Date, which were reserved for issuance as of the Capitalization Date as set forth in Section 3.2(a), (ii) there are no outstanding securities of the Company convertible into or exchange for one or more shares of the share capital of, or other equity or voting interest in, the Company, (iii) there are no outstanding subscriptions, options, warrants, calls, puts, convertible securities, exchangeable securities, conversion rights, phantom stock rights, share appreciation rights, restricted stock units, restricted stock, stock-based performance units, forward equity sales or other similar rights, agreements or commitments relating to the issuance of capital stock of the Company to which the Company or any of the Company’s Subsidiaries is a party obligating the Company or any of the Company’s Subsidiaries to (A) issue, transfer or sell any shares of capital stock of the Company or securities convertible into, exercisable for or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, put, convertible securities, exchangeable securities, or other similar right, agreement or arrangement, or (C) redeem, repurchase or otherwise acquire any such shares of capital stock or (D) granting any preemptive, antidilutive, purchase option, call, subscription, right of first refusal or similar rights with respect to any security issued by the Company, (iv) there are no outstanding restricted shares, restricted share units, share appreciation rights, performance shares, performance units, deferred share units, contingent value rights, “phantom” shares or similar rights issued or granted by the Company or any Subsidiary of the Company that entitle the holder to a payment based on the value of the Shares (the items in clauses (i), (ii), (iii) and (iv), collectively, the “Company Securities”) or (v) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. No direct or indirect Subsidiary of the Company owns any shares of Company Common Stock. No holder of Company Securities has any right to have such Company Securities registered under the Exchange Act by the Company. The Shares are the only class of Company securities registered under the Exchange Act.

(c)            Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the stockholders of the Company on any matter.

(d)            There are no voting trusts, stockholders’ agreements, registration rights agreements or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of any Company Securities or any other agreement relating to the disposition, voting or dividends with respect with respect to any Company Securities.

(e)            Section 3.2(e) of the Company Disclosure Schedule sets forth, as of the date hereof, the name and jurisdiction of organization of each Subsidiary of the Company. Each outstanding equity interest of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable (to the extent such concepts are applicable) and free of preemptive rights to any Person other than the Company or any Subsidiary of the Company, and other than to the Company or any of the Company’s Subsidiaries, there are no subscriptions, options, warrants, rights, calls, contracts or other commitments or obligations, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary of the Company.

(f)            Section 3.2(f) of the Company Disclosure Schedule contains a true and complete list of all Indebtedness for borrowed money as of the date hereof of the Company and its Subsidiaries in excess of $10,000,000 in principal amount and identifies for each item of Indebtedness, the outstanding principal and the accrued but unpaid interest thereunder as of August 7, 2025.

Section 3.3            Corporate Authority Relative to This Agreement; No Violation.

(a)            The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The Special Committee has unanimously (i) determined that this Agreement and the transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Unaffiliated Company Stockholders, (ii) recommended to the Company Board that it approve this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) resolved to recommend that the Unaffiliated Company Stockholders adopt this Agreement (collectively, the “Special Committee Recommendation”). The Company Board has, acting upon the recommendation of the Special Committee, unanimously (A) determined that it is advisable, fair to and in the best interests of the Company and the Company Stockholders, (B) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (C) directed that this Agreement be submitted to the stockholders of the Company for its adoption at the Company Meeting by resolutions duly adopted, which resolutions have not, as of the date of this Agreement, been subsequently rescinded, withdrawn or modified in any manner adverse to Parent and (D) subject to Section 5.4, resolved to recommend that the stockholders of the Company adopt this Agreement in accordance with the DGCL at the Company Meeting (the “Company Board Recommendation”). Except for the Company Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (I) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (II) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

(b)            The execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, by the Company do not and will not require the Company or its Subsidiaries to procure, make or provide prior to the Closing Date any consent, approval, authorization or permit of, action by, filing with or notification to any transnational, multinational, municipal, United States or foreign, state or local governmental or regulatory agency (including taxing and administrative agencies or any instrumentality thereof), commission, court of competent jurisdiction, arbitral (public or private), bureau, stock exchange, entity or authority (including subdivisions) (each, a “Governmental Entity”), other than (i) the filing of the Certificate of Merger, (ii) compliance with any applicable requirements of any Antitrust Laws, (iii) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of a proxy statement relating to the Company Stockholder Approval (as amended or supplemented from time to time, the “Proxy Statement”), (iv) compliance with the rules and regulations of the NYSE, (v) compliance with any applicable foreign or state securities or blue sky laws, (vi) compliance with any applicable requirements of the Federal Communications Laws, (vii) authorizations from, or such other actions or notices as are required to be made with or obtained from, state public service or public utility commissions or similar state authorities having jurisdiction over the provision of intrastate telecommunications services (each, a “State PUC”) and (viii) authorizations from, or such other actions or notices as are required to be made with or obtained from any local franchise authority or other Governmental Entity (each, an “LFA”) concerning a Franchise (clauses (i) through (viii), collectively, the “Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent or materially delay the consummation of the Merger.

(c)            Assuming compliance with the matters referenced in Section 3.3(b), receipt of the Specified Approvals and receipt of the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the organizational or governing documents of the Company, (ii) contravene or conflict with or constitute a violation of any provision of Law binding upon and applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (iii) require any consent, notice or approval under, constitute a change of control or default under (with or without notice or lapse of time or both), result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, vesting, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Company Material Contract or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4            Reports and Financial Statements.

(a)            The Company has filed or furnished all forms, documents and reports required to be filed or furnished by it under the Securities Act or the Exchange Act, as applicable, together with all certifications required pursuant to the Sarbanes-Oxley Act or with the SEC prior to the date hereof and since January 1, 2023 (the “Company SEC Documents”), each of which, in each case as of its date, or, if amended or supplemented, as amended or supplemented, (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, in effect as of such date and the applicable rules and regulations of the SEC promulgated thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, none of the Company’s Subsidiaries is subject to the periodic reporting requirements of the Exchange Act. The Company has made available to Parent all comment letters and all material correspondence between the SEC, on the one hand, and the Company or any of its Subsidiaries, on the other hand, since January 1, 2023 and prior to the date hereof, in each case that are not otherwise publicly available on the SEC’s Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents filed or furnished by the Company with the SEC and, as of the date hereof, to the Company’s knowledge, none of the Company SEC Documents is the subject of ongoing SEC review.

(b)            The audited consolidated financial statements and the unaudited consolidated interim financial statements (including, in each case, all related notes and schedules) of the Company and its consolidated Subsidiaries included in or incorporated by reference into the Company SEC Documents (if amended, as of the date of the last such amendment) (i) fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited financial statements, to normal, recurring year-end audit adjustments and to any other adjustments described therein, including the notes thereto), and (ii) were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited financial statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c)            Since January 1, 2023, the Company or its auditors or its other Representatives have disclosed to the audit committee of the Company Board (i) any “significant deficiencies” and “material weaknesses” in the design or operation of internal controls over financial reporting of the Company and (ii) any fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

Section 3.5            Internal Controls and Procedures. (a) The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in Rule 13a-15 under the Exchange Act) in all material respects as required by Rule 13a-15 under the Exchange Act; and (b) the Company’s disclosure controls and procedures are designed to reasonably ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Since January 1, 2023, neither the Company nor, to the Company’s Knowledge, the Company’s officers, directors or independent registered accountant has identified or been made aware of: (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company that is reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize or report financial information, or (ii) any fraud, whether or not material, that involves the management or other employees the Company or any of its Subsidiaries who have a significant role in the Company’s internal control over financial reporting.

Section 3.6            No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K as of December 31, 2024 (or the notes thereto), (b) as incurred after the date of this Agreement in connection with this Agreement and the transactions contemplated by this Agreement, (c) for Liabilities incurred in the ordinary course of business since December 31, 2024 (other than a liability resulting from a breach of Contract, or violation of any Law) or (d) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Subsidiary of the Company has any Liabilities that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries.

Section 3.7            Compliance with Law; Permits.

(a)            The Company and its Subsidiaries have been since January 1, 2023 in compliance with and not in default under or in violation of any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, determination, injunction or decree of any Governmental Entity (collectively, “Laws” and each, a “Law”) or Company Permits applicable to the Company and its Subsidiaries or their respective business and properties or assets, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of the Company’s Subsidiaries are not, and since January 1, 2023 have not been, to the Knowledge of the Company, under investigation, review or proceeding by a Governmental Entity with respect to and have not been threatened in writing, or to the Company’s Knowledge, orally, to be charged with or given written, or to the Company’s Knowledge, oral, notice by a Governmental Entity of any actual or alleged failure to comply with, or violation of, any applicable Law, or with the applicable listing and corporate governance rules of the NYSE, or with respect to the Company or any of its Subsidiaries’ operations, in each case, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Except as provided in Section 3.7(b) of the Company Disclosure Schedule, the Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, approvals, registrations and orders of any Governmental Entity, including from any Governmental Entity managing transit, highway, bridge, tunnel, parks or other property related to use of rights of way (“Permits”) necessary for the Company and the Company’s Subsidiaries to lawfully own, lease and operate their properties and assets or to carry on and operate their businesses as they are now being conducted as of the date hereof (such Permits, the “Company Permits”), except where the failure to have any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)            There are no Actions pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in the revocation, withdrawal, suspension, non-renewal, termination, revocation, or adverse modification or limitation of any Company Permit, except, in each case, as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(d)            The Company and its Subsidiaries are in compliance with the Communications Act, the Communications Assistance to Law Enforcement Act and any other law or regulation applicable to interstate and international telecommunications (the “Federal Communications Laws”), and any laws, ordinances, or regulations concerning the provision of intrastate telecommunications services or concerning the intrastate operation of any telecommunications, cable, or open video system (“State Communications Laws,” and together with the Federal Communications Laws, the “Communications Laws”), except as would not have, individually or in the aggregate, a Company Material Adverse Effect. There is no pending or, to the Knowledge of the Company, threatened, Actions by the FCC, any State PUC or any LFA for any alleged violations of Communications Laws, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8            Environmental Laws and Regulations.

(a)            Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries are and have been since January 1, 2022, in compliance with all applicable Environmental Laws and all Permits required thereunder; (ii) since January 1, 2022 (or earlier to the extent unresolved), neither the Company nor any of its Subsidiaries has received any written notice, report, demand letter or other information from any Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of or has any Liability under any Environmental Law; and (iii) there has been no treatment, storage, release, handling, transport, disposal, or arrangement for transport or disposal of, contamination by, or exposure of any Person to any Hazardous Substance (including at or from any properties owned or leased by the Company or any of its Subsidiaries as a result of any activity of the Company or any of its Subsidiaries during the time such properties were owned or leased by the Company or any of its Subsidiaries) so as to give rise to any Liability under Environmental Law for the Company or any of its Subsidiaries.

(b)            As used herein, “Environmental Law” means any Law relating to (i) pollution, public or worker health or safety (with respect to toxic, hazardous, dangerous, deleterious or harmful substances, materials or wastes) or the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release, discharge or disposal of, Hazardous Substances.

(c)            As used herein, “Hazardous Substance” means any substance, material or waste listed, defined, regulated, designated or classified as hazardous, toxic, radioactive or dangerous (or words of similar meaning), or for which Liability may be imposed, under any Environmental Law, including (i) any substance, material or waste to which exposure is regulated by any Governmental Entity or any Environmental Law, or (ii) any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance or petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation, per- or polyfluoroalkyl substances, or polychlorinated biphenyls.

Section 3.9            Employee Benefit Plans; Labor Matters.

(a)            Section 3.9(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee or director compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any retention, bonus, defined benefit or defined contribution, pension, profit sharing, retirement, incentive, deferred compensation, vacation, stock ownership, stock purchase, stock option, stock appreciation, restricted stock, restricted stock unit, phantom stock or other equity-based, severance, termination, disability, death benefit, medical, dental, employment, change of control, fringe or other benefit plan, program or agreement (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”)), in each case, that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees or directors of the Company or its Subsidiaries and are not otherwise required to be sponsored, maintained or contributed to by applicable Law or to which the Company or any of its Subsidiaries has any liability.

(b)            The Company has made available to Parent, with respect to each material Company Benefit Plan, (i) each writing constituting a part of such Company Benefit Plan, including all amendments thereto (or, with respect to any unwritten material Company Benefit Plan, a written description thereof), (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, (iii) applicable trust or other funding arrangement(s) relating to such Company Benefit Plan, (iv) the most recent determination or opinion letter from the Internal Revenue Service (if applicable) for such Company Benefit Plan and (v) the most recent summary plan description, if any, required under ERISA with respect to such Company Benefit Plan.

(c)            Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) all employer contributions, premiums and expenses to or in respect of each Company Benefit Plan that have come due have been timely paid in full or, to the extent not yet due and to the extent required by GAAP, have been adequately accrued on the applicable financial statements of the Company included in the Company SEC Documents in accordance with GAAP; and (iii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service.

(d)            Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) no Company Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code, and, during the six (6) years preceding the date of this Agreement, none of the Company, its Subsidiaries or any of their respective ERISA Affiliates has contributed to, or been required to contribute to, or otherwise had any liability with respect to a plan subject to Title IV of ERISA or Section 412 of the Code; (ii) no employee benefit plan of the Company or its Subsidiaries is a Multiemployer Plan or a plan subject to Title IV of ERISA that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; and (iii) neither the Company, its Subsidiaries nor any ERISA Affiliate has at any time during the immediately preceding six (6) years sponsored or contributed to, or has or had during such period any liability or obligation in respect of, any such plans.

(e)            No Company Benefit Plan provides health insurance, life insurance or death benefits to current or former employees of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than as required by Section 4980B of the Code or other applicable Law.

(f)            There are no pending, threatened or, to the Knowledge of the Company, anticipated claims (other than claims for benefits in accordance with the terms of the Company Benefit Plans) by, on behalf of or against any of, the Company Benefit Plans or any trusts related thereto that could reasonably be expected to result in any liability of the Company or any of its Subsidiaries. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(g)            Except as expressly provided in this Agreement or required by applicable Law, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, other individual service provider or director of the Company or any of its Subsidiaries to severance or termination pay, or any other payment from the Company or its Subsidiaries, or (ii) accelerate the time of payment or vesting, result in any forgiveness of indebtedness or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under any Company Benefit Plan, or increase the amount of, compensation due to any current or former employee, other individual service provider or director.

(h)            The Company is not a party to nor does it have any obligation under any Company Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.

(i)            As of the date of this Agreement, there are no collective bargaining Contracts to which the Company or any of its Subsidiaries is party and, to the Knowledge of the Company, there is presently, and since January 1, 2023, there has been no union organizing effort pending or threatened against the Company or any of its Subsidiaries. To the Knowledge of the Company, as of the date of this Agreement, no employees of the Company or any of its subsidiaries are members of a labor union or similar organization with respect to their employment with the Company or any of its Subsidiaries.

(j)            Except for such matters that would not have, individually or in the aggregate, a Company Material Adverse Effect as of the date hereof and since January 1, 2023: (A) there are no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries; (B) there is no labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (C) there is no slowdown, strike, lockout or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to employees of the Company or any of its Subsidiaries.

(k)            Except for such matters that would not have, individually or in the aggregate, a Company Material Adverse Effect, currently and since January 1, 2023, the Company and its Subsidiaries are in compliance with all applicable Laws in respect of (A) employment, employment practices, immigration and work authorization, (B) terms and conditions of employment and wages and hours (including the classification of employees as overtime exempt and the classification of independent contractors) and (C) unfair labor practices and labor laws.

(l)            To the Knowledge of the Company, there are no, and in the three (3) years preceding the date of this Agreement, there have been no material allegations of sexual harassment raised against any current or former officer or executive level employee of the Company or any of its Subsidiaries in their capacity as such and neither the Company nor any of its Subsidiaries have not been party to a settlement agreement involving such allegations.

Section 3.10            Absence of Certain Changes or Events.

(a)            Since December 31, 2024, there has not been any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            From December 31, 2024 through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business.

(c)            From December 31, 2024 through the date of this Agreement, none of the Company or any of its Subsidiaries has taken any action that if taken between the date hereof and the Effective Time would require the consent of Parent pursuant to Section 5.1(b)(i), Section 5.1(b)(v), Section 5.1(b)(vi), Section 5.1(b)(ix), Section 5.1(b)(x), Section 5.1(b)(xv), or Section 5.1(b)(xvi).

Section 3.11            Investigations; Litigation. As of the date hereof, (a) there is no investigation or review by any Governmental Entity pending or, to the Knowledge of the Company, threatened with respect to the Company or any of the Company’s Subsidiaries (or any of their properties or assets) that would have, individually or in the aggregate, a Company Material Adverse Effect; and (b) there are no Actions pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of the Company’s Subsidiaries or any of their respective directors or officers (in their capacity as such), or any of the Company’s or any of the Company’s Subsidiaries’ respective assets or properties at law or in equity before, and there are no orders, judgments or decrees of any Governmental Entity against or affecting the Company or any of the Company’s Subsidiaries or any of their respective directors or officers (in their capacity as such), or any of the Company’s or any of the Company’s Subsidiaries’ respective assets or properties, in each case that would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12            Proxy Statement; Other Information. The Proxy Statement will not, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company, at the time of any amendment or supplement thereof, or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing. No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference therein. The Proxy Statement, at the time first sent or given to the stockholders of the Company, at the time of the Company Meeting and at the time of any amendment or supplement thereof, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

Section 3.13            Tax Matters.

(a)            Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries have prepared and timely filed or caused to be filed (taking into account any extension of time within which to file obtained in the ordinary course of business) all Tax Returns required to be filed by any of them and all such filed Tax Returns are accurate and complete in all respects; (ii) the Company and each of its Subsidiaries have paid (or have had paid on their behalf) in full all Taxes required to be paid, except, in the case of clauses (i) and (ii), with respect to matters contested in good faith or for which reserves have been established in accordance with GAAP; (iii) the Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person, (iv) the Company and each of its Subsidiaries has collected all material sales, use, telecommunications and similar Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Entities, or has been furnished properly completed exemption certificates, (v) there are not pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries, except, in each case, with respect to matters for which reserves have been established in accordance with GAAP; (vi) there are no liens for Taxes on any property of the Company or any of its Subsidiaries, except for Permitted Liens; (vii) the Company has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code; and (viii) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(b)            Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: neither the Company nor any of its Subsidiaries (i) are a party to any tax sharing agreement that would have a continuing effect after the Closing Date or which would bind the Company or its Subsidiaries after the Closing Date, except for (A) any tax sharing agreement solely among the Company and/or its Subsidiaries and (B) commercial agreements not primarily related to Taxes, (ii) has any liability for Taxes of another Person as a result of being or having been a member of an “affiliated group” (within the meaning of Section 1504(a) of the Code) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (iii) has any liability for the Taxes of another Person (other than the Company or any of its Subsidiaries) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or non-U.S. Law), or as a transferee or successor.

(c)            Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (i) any change in or incorrect method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date made prior to the Closing; (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed prior to the Closing or any agreement with any Governmental Entity entered into or any ruling received or requested from any Governmental Entity prior to the Closing; (iii) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code entered into or existing prior to the Closing; (iv) any election under Section 965(h) of the Code made prior to the Closing; or (v) any installment sale or open transaction disposition occurring before the Closing.

(d)            Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has been notified in writing that it (i) has a permanent establishment (within the meaning of an applicable Tax treaty) or (ii) is subject to income tax in a jurisdiction in a country other than the country in which it is organized.

(e)            “Tax” or “Taxes” means any and all federal, state, local or non-U.S. taxes, duties, fees, imposts, levies or other governmental assessments of any kind in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, capital gains, goods and services, branch, license, franchise, telecommunications, federal and state Universal Service Fund, windfall or other profits, gross receipts, property, sales, use, stamp, occupation, premium, disability, real property, personal property (tangible and intangible), transfer (including real property transfer or gains), conveyance, severance, production, registration, capital stock, payroll, employment, unemployment, social security, workers’ compensation, net worth, escheat, excise, withholding, ad valorem and value added taxes. “Tax Return” means any return, report, form or similar filing required to be filed with respect to Taxes, including any information return, claim for refund, election, designation, amended return or declaration of estimated Taxes.

(f)            The generality of any other representations and warranties in this Agreement notwithstanding, the representations and warranties in this Section 3.13 shall be deemed to be the Company’s sole and exclusive representations and warranties in this Agreement with respect to Tax matters.

Section 3.14           Intellectual Property; Privacy and Data Security.

(a)            Schedule 3.14(a) of the Company Disclosure Schedule identifies each item of Company Intellectual Property that is registered or subject to a pending application (the “Registered IP”). All Registered IP is subsisting, and to the Knowledge of the Company, valid and enforceable.

(b)            Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all Company Intellectual Property is solely and exclusively owned by the Company or its Subsidiaries free and clear of any Liens, other than Permitted Liens. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, there are no Actions pending or threatened in writing, or to the Company’s Knowledge, orally, that challenge the Company’s or any of its Subsidiaries’ ownership or use, or the validity or enforceability, of any material Company Intellectual Property, excluding any ordinary course office actions received in connection with the prosecution of Registered IP.

(c)            Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor the conduct of their respective businesses has, infringed, diluted, misappropriated or violated (“Infringed”) any Intellectual Property of any third party since January 1, 2023. To the Knowledge of the Company, no third party is currently Infringing, or has since January 1, 2023 Infringed, any Company Intellectual Property.

(d)            Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, the Company owns all material Intellectual Property that has been developed for the Company or its Subsidiaries by employees of, or consultants or contractors to, the Company and its Subsidiaries, by operation of law or pursuant to an agreement with such employees, consultants or contractors, as the case may be.

(e)            Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, the Company and its Subsidiaries have taken reasonable steps to maintain and protect (i) the confidentiality of any material trade secrets that are Company Intellectual Property, and (ii) the integrity, redundancy, continuous operation and security of the IT Assets used in their respective businesses (and all data, including Personal Data, contained therein or processed thereby). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, the Company and its Subsidiaries have not (x) experienced any unauthorized use, access, disclosure, modification, or deletion of Personal Data other than those that were resolved without material cost or liability or the duty to notify any Person, (y) experienced any unauthorized or unlawful interference with system operations of IT Assets used by the Company and its Subsidiaries, other than those that were resolved without material cost or liability, or (z) received any written notices, requests, demand letters, claims or complaints from any Governmental Entity regarding any unauthorized or unlawful use, access, disclosure, modification, or deletion of Personal Data relating to the Company.

(f)            Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) since January 1, 2023, the collection, acquisition, use, storage, transfer, distribution, dissemination or other processing by or on behalf of the Company and any of its Subsidiaries of Personal Data is in compliance with all applicable Laws that pertain to the processing and security of Personal Data, and (ii) since January 1, 2023, the Company and its Subsidiaries have not received any written notices, requests, demand letters, claims or complaints from any Governmental Entity alleging violation of any such Laws, and there are no current or pending Actions by or against the Company or its Subsidiaries relating to the foregoing.

Section 3.15            Real Property. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company or its Subsidiaries have good and valid fee simple title to all of the material real property owned by the Company and its Subsidiaries (the “Owned Real Property”), free and clear of Liens, except for Permitted Liens and Section 3.15(a) of the Company Disclosure Schedule sets forth a true, complete and accurate list of all Owned Real Property; (b) the Company or its Subsidiaries have valid leasehold interests to all of the material leased real property leased, subleased, licensed or otherwise used or occupied by the Company and its Subsidiaries (the “Leased Real Property,” and collectively with the Owned Real Property, the “Real Property”), free and clear of all Liens, except for Permitted Liens and the terms of the applicable Lease and Section 3.15(b) of the Company Disclosure Schedule sets forth a true, complete and accurate list of all Leased Real Property; (c) as of the date hereof, each lease, sublease, license or other use or occupancy agreement (each, a “Lease”) with respect to the Leased Real Property is in full force and effect and enforceable in accordance with its respective terms against the Company or its Subsidiaries that are party thereto and, to the Knowledge of the Company, to the other parties thereto (in each case subject to the Enforceability Exceptions); (d) neither the Company nor any of its Subsidiaries is in material breach or material default under any of the Leases and neither the Company nor any Subsidiary have knowledge of the existence of any default, event or circumstance that, with notice or lapse of time, or both, would constitute a default by the party that is the lessee or lessor of such Leased Real Property or result in, the acceleration, termination, modification or cancellation of any obligation or result in the loss of any benefit under such Lease; (e) to the Knowledge of the Company, there is no pending or threatened condemnation or similar action affecting any of the Real Property, and (f) there is no lease, sublease, license, use, occupancy or similar agreement granting to any party (other than the Company or its Subsidiaries) any occupancy or use rights for any material portion of any Real Property, and, as of the Closing Date, no party, other than the Company or its Subsidiaries, will hold be in possession of, or have any occupancy rights to, any material portion of any Real Property.

Section 3.16            Opinion of Financial Advisor. The Special Committee has received the oral opinion of Centerview Partners, LLC, to be subsequently confirmed by delivery of its written opinion, to the effect that, as of the date of such opinion and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Merger Consideration to be paid to the Unaffiliated Company Stockholders (other than holders of Excluded Shares) pursuant to this Agreement is fair, from a financial point of view, to such Unaffiliated Company Stockholders.

Section 3.17            Required Vote of the Company Stockholders. Assuming the representations and warranties of Parent and Merger Sub set forth in Section 4.11 are true and correct, the affirmative vote of the holders of a majority of the outstanding Shares in favor of the adoption of this Agreement (the “Company Stockholder Approval”) is the only vote of holders of securities of the Company that is required to approve this Agreement and the Merger.

Section 3.18            Material Contracts.

(a)            Except for this Agreement, Company Benefit Plans or as set forth in Section 3.18 of the Company Disclosure Schedule (including the accurate description of principal terms in the case of oral Contracts, and all amendments, supplements and side letters thereto that modify each such Contract), as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract (or to which any of their respective properties or assets are subject or bound, whether or not scheduled and including any such Contract entered into after the date hereof, including all amendments, supplements and side letters thereto that materially modify each such Contract that:

(i)            would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii)           provides for the formation, creation, operation, management or control of any joint venture, partnership, strategic alliance or similar Contract with a third party;

(iii)            (A) is an indenture, credit agreement, loan agreement, note or other Contract providing for Indebtedness for borrowed money of the Company or any of its Subsidiaries (other than Indebtedness among the Company and/or any of its Subsidiaries) having an outstanding or committed amount in excess of $10 million (such Indebtedness, “Company Material Indebtedness”) or (B) requires the Company or any of its Subsidiaries to provide any funds to or make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in excess of $10 million in any of its Subsidiaries or any other Person;

(iv)          (A) is a settlement Contract which would require the Company or any of its Subsidiaries to pay consideration of more than $2.5 million after the date of this Agreement or that contains restrictions on the business and operations of the Company and its Subsidiaries that are material to the business of the Company and its Subsidiaries, taken as a whole or (B) relates to the settlement (or proposed settlement) of any pending or threatened Proceeding which would require the Company or any of its Subsidiaries to pay consideration of more than $2.5 million after the date of this Agreement or that contains restrictions on the business and operations of the Company and its Subsidiaries that are material to the business of the Company and its Subsidiaries, taken as a whole;

(v)          was entered into on or after January 1, 2024 that provides for the acquisition or disposition or assignment of any business or assets (whether by merger, sale of stock, sale of assets or otherwise) or any real property (or capital stock or other equity interests of any Person with any outstanding obligations as of the date of this Agreement), (A) with a value in excess of $10 million or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by or to the Company or any of its Subsidiaries after the date hereof in excess of $10 million;

(vi)          is a Contract between the Company or any of its Subsidiaries, on the one hand, and a Governmental Entity, on the other hand;

(vii)         is a Contract with any of the ten (10) largest customers of the Company and its Subsidiaries, taken as a whole, for the 12 months ended December 31, 2024;

(viii)        is a Contract with any of the ten (10) largest suppliers of the Company and its Subsidiaries, taken as a whole, based on the aggregate amount of expenditures made by the Company and its Subsidiaries to such supplier for the 12 months ended December 31, 2024;

(ix)           any Network Contract;

(x)           constitutes an interest rate swap, interest rate cap, interest rate, currency or commodity derivative or other similar Contract related to hedging, in each case, with a notional amount in excess of $5 million;

(xi)          contains any covenant that materially limits the ability or right of the Company or any of its Affiliates to compete in or conduct any line of business or grants a right of exclusivity to any Person that prevents the Company or any of its Affiliates from entering any territory, market or field or freely engaging in business anywhere in the world, other than Contracts that can be terminated for convenience by the Company or any of its Subsidiaries on less than sixty (60) days’ notice without payment by the Company or any of its Subsidiaries of any material penalty;

(xii)          provides that (A) the Company or any of its Subsidiaries licenses to a third party any material Company Intellectual Property (other than licenses granted to customers in the ordinary course, including in connection with the sale, distribution, performance, or licensing of any Company products, content, media or services), or (B) a third party licenses any material Intellectual Property to the Company or its Subsidiaries (other than non-exclusive licenses to commercially available, off-the-shelf technology, or content with annual fees of (I) less than $1,000,000 (other than Programming Agreements) or (II) in the case of any such licenses that are Programming Agreements, less than $1,500,000) (including in each case ((A) and (B)) covenants not to sue and trademark, service mark or trade dress co-existence agreements);

(xiii)        grants any Transfer Rights with respect to any assets of the Company or its Subsidiaries that are (A) material to the Company and its Subsidiaries, taken as a whole or (B) consist of real property or interests in Subsidiaries that own or lease real property; or

(xiv)        is with an affiliate or other Person and would be required to be disclosed under Item 404(a) of Regulation S-K promulgated under the Exchange Act.

Each Contract of the type described in clauses (i) – (xiv) of this Section 3.18(a) is referred to herein as a “Company Material Contract.”

(b)            True and correct copies of each Company Material Contract have been made available to Parent. Neither the Company nor any Subsidiary of the Company (x) is in (or has received any written claim of a) breach or violation of or default under the terms of any Company Material Contract and (y) no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any of its Subsidiaries, in each case, where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date hereof, no other party to any Company Material Contract (i) is in breach of or default under the terms of any Company Material Contract and (ii) no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by any other party to a Material Contract, in each case, where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect, and to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to give rise to a breach or default under the terms of a Material Contract. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions. From January 1, 2024 to the date hereof, neither the Company nor any of its Subsidiaries have received any written or, to the knowledge of the Company, other communication from any other party to any Company Material Contract that it intends to (A) terminate such Company Material Contract or (B) seek to amend the terms and conditions of such Company Material Contract in a manner materially adverse to the Company.

Section 3.19            Insurance Policies. Section 3.19 of the Company Disclosure Schedule sets forth an accurate list of all of the material insurance policies held by, or for the benefit of the Company or any of its Subsidiaries as of the date hereof (“Company Insurance Policies”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) all Company Insurance Policies are in full force and effect in accordance with their respective terms and all premiums due and payable thereon have been paid in accordance with the terms of such policies, (b) neither the Company nor any of its Subsidiaries is in breach or default of any Company Insurance Policy, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material and adverse modification of any of Company Insurance Policy, (c) other than in connection with ordinary course renewals, the Company has not received any written notice of termination, cancellation, or non-renewal with respect to any Company Insurance Policy, and (d) there are no pending material claims under which an insurer has made any reservation of rights or rejected to cover all or any portion of such claims.

Section 3.20            Related Party Transactions. Since January 1, 2023 through the date of this Agreement, there have been no material transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries on the one hand, and any director or executive officer of the Company or any of its Affiliates on the other hand, that would be required to be disclosed by the Company under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents, other than ordinary course of business employment agreements and similar employee arrangements otherwise set forth on the Company Disclosure Schedule.

Section 3.21            Finders or Brokers. Except for Centerview Partners, LLC, neither the Company nor any of its Subsidiaries nor the Special Committee has employed, engaged or made any arrangements with any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any financial advisor’s, broker’s, finder’s or similar fee or any commission, in connection with or upon consummation of the transactions contemplated by this Agreement.

Section 3.22            Takeover Laws; No Rights Agreements. Assuming the representations and warranties of Parent and Merger Sub set forth in Section 4.10 and Section 4.11 are true and correct, as of the date hereof, no “fair price,” “moratorium,” “control share acquisition,” “business combination statute or regulation” or other form of antitakeover statute or regulation or similar Law (each, a “Takeover Statute”) or any anti-takeover provision in the certificate of incorporation or bylaws of the Company is applicable to this Agreement, the Support and Rollover Agreement, the Merger or the other transactions contemplated hereby. The Company is not party to a stockholder rights plan, “poison pill” or similar anti-takeover Contract or plan that is applicable to this Agreement, the Support and Rollover Agreement, the Merger or the other transactions contemplated hereby.

Section 3.23            Anti-Corruption, Import/Export, Anti-Money Laundering and Economic Sanctions.

(a)            None of the Company nor any of its Subsidiaries, nor their respective directors, officers or employees (in each case, acting in such capacity) or, to the Knowledge of the Company, any agent or other Person associated therewith or acting on their behalf has (i) used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any official or employee of a Governmental Entity or (iii) taken any act that would cause the Company or any of its Subsidiaries to be in violation of any Anti-Corruption Laws, or (iv) with respect to the Company or any of its Subsidiaries, has been in violation of any applicable Anti-Money Laundering Laws.

(b)            None of the Company nor any of its Subsidiaries, nor their respective directors, officers or employees (in each case, acting in such capacity) or, to the Knowledge of the Company, any agent or other Person associated therewith or acting on their behalf is currently or has been since January 1, 2023 (i) a Sanctioned Person, (ii) engaged, directly or indirectly, in dealings with a Sanctioned Person or in a Sanctioned Country; (iii) engaged in any import, export, re-export or transfer in violation of Export and Import Control Laws or Sanctions, or (iv) otherwise been in violation of Export and Import Control Laws or Sanctions.

(c)            Since April 24, 2019, none of the Company nor any of its Subsidiaries have received any inquiry from any Government Entity, notice alleging non-compliance, notice of an external investigation, or conducted any internal investigation, whether formal or informal, with respect to any actual, potential or alleged violation of any Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions or Export and Import Control Laws and, to the Knowledge of the Company, no such inquiry or investigation is threatened.

(d)            The Company and any of its Subsidiaries are not and shall not become a “covered foreign person” within the meaning of Executive Order 14105 of August 9, 2023, including all implementing regulations thereof, codified at 31 C.F.R. Part 850, et seq.

Section 3.24            Security Clearance. As of the date hereof, neither the Company nor any of its Subsidiaries holds a facility security clearance from the United States or any foreign government.

Section 3.25            Assets; Title.

(a)            Except as would not have a Company Material Adverse Effect, the assets and properties of the Company and its Subsidiaries are in their sole possession or under their sole control and the Company and its Subsidiaries owns, leases or otherwise lawfully uses all assets and properties necessary for the carrying on of the business and operations of the Company and its Subsidiaries in the ordinary course.

(b)            The Company or its Subsidiaries, as applicable, own and have good, valid, and marketable title to, or have a valid leasehold interest in, all of the tangible and intangible assets (including the Network Facilities and IT Assets) of the Company and its Subsidiaries, respectively, free and clear of all Liens, except for any Permitted Liens or as would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all plants, buildings, structures, material, machinery and equipment material to the operations of the business of the Company and its Subsidiaries (including the Fiber Assets and the Physical Network and IT Assets), taken as a whole, (i) are in good repair, working order and operating condition (subject to normal wear and tear taking into account use and age), (ii) are free from material structural, mechanical defects and IT Deficiencies and (iii) do not require any immediate material maintenance or repair services in order to operate in the manner for which they were designed.

(c)            At the Closing, the Surviving Corporation will own or have the right to use (including by means of ownership of rights pursuant to licenses or other Contracts) all of the tangible and intangible assets, properties and rights necessary to conduct the Fiber Business in substantially the same manner in all material respects as conducted as of the date hereof and as of immediately prior to the Closing (the “Fiber Assets”), including all equipment necessary to operate the Physical Network, free and clear of any Liens, except for Permitted Liens.

(d)            Section 3.25(d) of the Company Disclosure Schedule sets forth a true, correct and complete list as of the date of this Agreement of material outages, failures, breakdowns lasting for twenty-four (24) hours or longer on a continuous basis, and which impacted a material number of customers of the Company since January 1, 2023 through the date hereof.

Section 3.26            Communications Licenses. Section 3.26 of the Company Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of all Permits from the FCC or any State PUCs used in the operation of the business of the Company and its Subsidiaries (“Communications Licenses”). Except as would not reasonably be expected to have a Company Material Adverse Effect, the Communications Licenses constitute all of the Permits from (a) the FCC that are required for the operation of the business of the Company and its Subsidiaries as currently operated and (b) any State PUCs that are required for the operation of the business of the Company and its Subsidiaries as currently operated. Each of the Communications Licenses are in full force and effect, unimpaired by any condition, except those conditions that (x) are contained within the terms of such Communications Licenses, (y) are applicable to the particular class of Communications Licenses generally, or (z) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have a Company Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened Action by or before the FCC or any State PUCs (excluding proceedings of general applicability) that would reasonably be expected to result in the revocation, suspension, cancellation, nonrenewal or modification (other than immaterial modifications) of any of the Communications Licenses.

Section 3.27            No Additional Representation; No Reliance. The Company agrees and acknowledges that, except for the representations and warranties expressly set forth in Article 4 or any certificate delivered at Closing, neither Parent, Merger Sub nor any other Parent Related Party has made or is making any other representation or warranty of any kind whatsoever, express or implied, at law or in equity, either written or oral, by or on behalf of Parent or Merger or their respective businesses or operations, and the Company has not relied upon, any representation or warranty, whether express or implied, with respect to Parent or Merger Sub. The Company acknowledges and agrees that the representations and warranties made by Parent and Merger Sub in this Agreement and the representations and warranties in the Commitment Letter and the Guarantee are the exclusive representations and warranties made by Parent and Merger Sub in connection with the transactions contemplated hereby and thereby. Parent hereby disclaims any other express or implied representations or warranties, whether written or oral.

Article 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1            Qualification, Organization, Subsidiaries. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing pursuant to and under the laws of the State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted and is duly qualified or licensed, and has all necessary governmental approvals to do business and is in good standing as a foreign entity which the property, rights or assets owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except, where the failure to be so duly approved, qualified or licensed, in each case, would not, individually or in the aggregate, prevent or materially delay the Closing or prevent or materially delay or materially impair the ability of Parent or Merger Sub to satisfy the conditions precedent to the Merger, to obtain financing for the Merger or to consummate the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”). Parent has made available to the Company prior to the date of this Agreement a true and complete copy of the certificates of incorporation and bylaws or other equivalent organizational documents of Parent and Merger Sub, each as amended through the date hereof and each such organizational document was duly adopted and is in full force and effect, and neither Parent or Merger Sub is in violation any of their respective provisions in any material respects.

Section 4.2            Corporate Authority Relative to This Agreement; No Violation.

(a)            Each of Parent and Merger Sub has all requisite corporate or similar power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby have been duly and validly authorized by all requisite action, corporate or otherwise, of Parent and Merger Sub, and, except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate or similar proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that such enforcement may be subject to the Enforceability Exceptions. Promptly following execution and delivery of this Agreement, this Agreement will be adopted by the sole stockholder of Merger Sub.

(b)            The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by Parent and Merger Sub do not and will not require Parent, Merger Sub or their Subsidiaries to procure, make or provide any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) compliance with any applicable requirements of any Antitrust Laws, (iii) compliance with any applicable foreign or state securities or blue sky laws, (iv) compliance with any applicable requirements of the Federal Communications Laws, (v) authorizations from, or such other actions or notices as are required to be made with or obtained from State PUCs and (vi) authorizations from, or such other actions or notices as are required to be made with or obtained from any LFA concerning a Franchise (clauses (i) through (vi), collectively, the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) have, individually or in the aggregate, a Parent Material Adverse Effect or (B) prevent or materially delay the consummation of the Merger.

(c)            Assuming compliance with the matters referenced in Section 4.2(b) and receipt of the Parent Approvals, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, do not and will not (i) contravene or conflict with the organizational or governing documents of Parent or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any material Contract of Parent or any of its Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)            (i) Parent and Merger Sub are legally, financially, and otherwise qualified under the Communications Act to acquire, own and operate the Company and its Subsidiaries; (ii) there are no facts that would, under the Federal Communications Laws, disqualify Parent or Merger Sub as a transferee of control of the Company or its Subsidiaries; (iii) no waiver of or exemption from any Federal Communications Laws provision is necessary for the FCC Consent to be obtained; and (iv) there are no matters related to Parent or Merger Sub which might reasonably be expected to result in the FCC’s denial or delay of approval of the FCC Applications. The Merger and the other transactions contemplated hereby, including the Financing, will not result in any direct or indirect ownership of the Company by a non-U.S. person or entity of the magnitude that would cause the FCC to automatically refer the FCC Applications to the Committee for the Assessment of Foreign Participation in the United States Telecommunications Services Sector, sometimes referred to as “Team Telecom” for national security, law enforcement, foreign policy, or trade policy concerns, to the extent the standards for such referral are publicly available.

Section 4.3            Investigations; Litigation. As of the date hereof, (a) to the Knowledge of Parent, there is no investigation or review pending or threatened by any Governmental Entity with respect to Parent or any of its Subsidiaries that would have, individually or in the aggregate, a Parent Material Adverse Effect; and (b) there are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or any of Parent’s Subsidiaries or any of their respective assets or properties at law or in equity before, and there are no orders, judgments or decrees of any Governmental Entity against or affecting Parent or any of Parent’s Subsidiaries or any of their respective assets or properties, in each case that would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4            Proxy Statement; Other Information. None of the information supplied by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement or a Rule 13e-3 Transaction Statement on Schedule 13e-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13e-3”) will, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made therein based on information supplied by the Company or its Affiliates for inclusion or incorporation by reference therein. The Schedule 13e-3, at the time first sent or given to the stockholders of the Company, at the time of the Company Meeting and at the time of any amendment or supplement thereof, will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

Section 4.5            Financing.

(a)            Parent is a party to and has accepted a fully executed equity commitment letter, dated as of the date of this Agreement, by and among DigitalBridge Partners III, LP (the “Equity Investor”) and Parent (the “Commitment Letter”), pursuant to which, on the terms and subject to the conditions set forth therein, the Equity Investor has agreed to provide to Parent the amount set forth therein. The equity financing committed pursuant to the Commitment Letter is referred to in this Agreement as the “Financing.” The Commitment Letter provides that the Company is an express third-party beneficiary of, and entitled to enforce, the Commitment Letter. Parent has delivered to the Company a true, complete and correct copy of the executed Commitment Letter.

(b)            Except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Equity Investor to provide the Financing or any contingencies that would permit the Equity Investor to reduce the aggregate principal amount of the Financing. Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Commitment Letter on or prior to the Closing Date, nor does Parent have knowledge that any Equity Investor will not perform its obligations thereunder. There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letter or the Financing that could affect the conditionality, enforceability, availability, termination or amount of the Financing other than as expressly contained in the Commitment Letter and/or delivered to the Company prior to the execution of this Agreement.

(c)            Assuming the compliance by the Rollover Stockholders with the Support and Rollover Agreement the Financing, when funded in accordance with the Commitment Letter, shall provide Parent with cash proceeds on the Closing Date sufficient for satisfaction of all of Parent’s obligations under this Agreement and the Commitment Letter, including the payment of the Merger Consideration, and any fees and expenses and other amounts of or payable by Parent or Merger Sub or Parent’s other Affiliates (such amounts, collectively, the “Financing Amounts”).

(d)            The obligations set forth in the Commitment Letter constitute the legal, valid, binding and, subject to the Enforceability Exceptions, enforceable obligations of Parent, and the other parties thereto (as applicable) and such Commitment Letter is legal, valid, binding and, subject to the Enforceability Exceptions, enforceable in accordance with its terms and is in full force and effect. No event has occurred which (with or without notice, lapse of time or both) constitutes, or could constitute, a default, breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letter. Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied by Parent on a timely basis or that the Financing will not be available to Parent on the Closing Date. As of the date of this Agreement, the Commitment Letter has not been modified, amended or altered, and will not be amended, modified or altered at any time through the Closing, except as permitted by Section 5.11(b) (with any such modification, amendment or alteration promptly notified in writing to the Company) and none of the respective commitments under the Commitment Letter has been terminated, reduced, withdrawn or rescinded in any respect, and, to the Knowledge of Parent, no termination, reduction, withdrawal, modification, amendment, alteration or rescission thereof is contemplated. No modification of, or amendment to, the Commitment Letter is currently contemplated.

(e)            In no event shall the receipt or availability of any funds or financing (including the Financing) by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of Parent’s, Merger Sub’s or any of their respective Affiliates’ obligations under this Agreement.

Section 4.6            Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company a true, complete and correct copy of the limited guarantee addressed to the Company from the Equity Investor guaranteeing certain obligations of Parent and Merger Sub under this Agreement on the terms set forth therein (the “Guarantee”). The Guarantee (a) is valid and in full force and effect, (b) constitutes the legal, valid and binding obligation of the Equity Investor, and (c) is enforceable in accordance with its terms (subject to the Enforceability Exceptions). The Equity Investor is not in default under, or has breached, any of the terms and conditions of the Guarantee and no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach or a failure to satisfy a condition under the terms and conditions of the Guarantee. The Equity Investor has, and at all times will have, access to sufficient capital to satisfy in full the full amount of the guaranteed obligations under the Guarantee.

Section 4.7            Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub does not have outstanding any option, warrant, right or any other agreement pursuant to which any Person other than Parent or its wholly-owned Affiliates may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.8            No Vote of Parent Stockholders. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the transactions contemplated hereby. The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of any holders of any securities of Merger Sub necessary to approve this Agreement and the Merger.

Section 4.9            Finders or Brokers. Neither Parent nor any Subsidiary of Parent (including Merger Sub) has employed, engaged or made any arrangements with any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any financial advisor’s, broker’s, finder’s or similar fee or any commission, from the Company or any of the Subsidiaries of the Company prior to Closing in connection with or upon consummation of the transactions contemplated by this Agreement.

Section 4.10            Certain Arrangements. Other than this Agreement, the Support and Rollover Agreement, the Commitment Letter, the Guarantee and the Confidentiality Agreement, there are no contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, formal or informal, and whether or not binding, between Parent, Merger Sub, any Equity Investor or any of their Affiliates, on the one hand, and any stockholder (other than Crestview Advisors, L.L.C. and its Affiliates), director, officer, employee or other Affiliate of the Company or any of its Subsidiaries, on the other hand (a) relating in any way to the Company or any of its Subsidiaries, the transactions contemplated by this Agreement or to the operations of the Surviving Corporation (including as to continuing employment with any such entity) or any of the businesses of any such entity or (b) pursuant to which any (i) holder of Common Stock would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s shares of Common Stock (including through any rollover of existing equity in connection with the transactions contemplated by this Agreement), (ii) such holder of Common Stock has agreed to approve this Agreement or vote against any Superior Proposal, or (iii) such Person has agreed to provide, directly or indirectly, any equity investment or funding to Parent, Merger Sub, the Equity Investor or the Company to finance any portion of the Merger.

Section 4.11            Ownership of Common Stock. Except as set forth on Section 4.11 of the Parent Disclosure Schedule, none of Parent, Merger Sub, the Equity Investor or any of their respective Subsidiaries or Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Shares or other securities convertible into, exchangeable for or exercisable for Shares or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub, the Equity Investor or any of their respective Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any Shares, except pursuant to this Agreement.

Section 4.12            Solvency. To Parent’s Knowledge, no transfer of property is being made, and no obligation is being incurred in connection with the transactions contemplated by this Agreement or any other document executed in connection herewith, with the intent to hinder, delay or defraud either present or future creditors of Parent, the Company or any of their respective Subsidiaries. Assuming the conditions to the obligation of Parent and Merger Sub to consummate the Merger set forth in Section 6.1 and Section 6.3 have been satisfied or waived, then, at and immediately following the Effective Time and after giving effect to the consummation of the transactions contemplated by this Agreement (including any financings being entered into in connection therewith):

(a)            the Fair Value of the assets of Parent and its Subsidiaries, taken as a whole, shall be greater than the total amount of the liabilities of Parent and its Subsidiaries (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole;

(b)           Parent and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations in the ordinary course of business as they become due; and

(c)           Parent and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses and all businesses in which they are about to engage.

Section 4.13            Support and Rollover Agreement. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Support and Rollover Agreement. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach by any party under the Support and Rollover Agreement (provided that Parent makes no representation about any default or breach by the Company).

Section 4.14            No Additional Representations; No Reliance.

(a)            Each of Parent and Merger Sub acknowledges and agrees that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company that it and its Representatives have desired or requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company.

(b)            Parent and Merger Sub agree and acknowledge that, except for the representations and warranties expressly set forth in Article 3 or in any certificate delivered at Closing, neither the Company nor any other Person makes, and Parent and Merger Sub agree and acknowledge that they have not relied upon or otherwise been induced by, and are not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on, (i) any other express or implied representation or warranty with respect to or on behalf of the Company or any of its Affiliates, (ii) the accuracy or completeness of any information (including any representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation, or other materials or information) regarding the Company or its Subsidiaries, or (iii) any estimates, projections, predictions, data, financial information, memorandum, presentation or other material or information provided to, made available to or addressed to Parent, Merger Sub, or any of their respective Representatives or Affiliates, including any materials or information made available in any electronic data room hosted by or on behalf of the Company, in connection with presentations by the Company’s management, or in any other form, forum or setting. Without limiting the foregoing, each of Parent and Merger Sub agree and acknowledge that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article 3, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub, or their Representatives or Affiliates, or any other Person, resulting from the Company’s making available to Parent or Merger Sub or any of their Representatives or Affiliates, or Parent’s or its Representatives’ and Affiliates’ use of, any information, documents, projections, estimates, forecasts or other material made available to Parent or its Representatives or Affiliates, or any other Person, in due diligence materials, including in any electronic data room hosted by or on behalf of the Company, in connection with presentations by the Company’s management, or in any other form, forum or setting.

(c)            In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub and their respective Representatives and Affiliates have received and may continue to receive from or on behalf of the Company certain estimates, projections, guidance, forecasts and other forward-looking information regarding the Company and its Affiliates and their respective business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, guidance, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar. Accordingly, and without limiting any of the foregoing, the Company makes no, and Parent and Merger Sub, on their own behalf and on behalf of their Affiliates, acknowledge that they have not relied upon or otherwise been induced by any, representation or warranty with respect to any estimates, projections, guidance, forecasts or other forward-looking information relating to the Company or any of its Subsidiaries, whether or not included in the data room or any management presentation. Each of Parent and Merger Sub, on its behalf and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.

Article 5

COVENANTS AND AGREEMENTS

Section 5.1            Conduct of Business by the Company.

(a)            From and after the date hereof and prior to the earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be approved in writing by Parent (e-mail being sufficient, and which approval shall not be unreasonably withheld, delayed or conditioned), (iii) as required by this Agreement or permitted pursuant to Section 5.21 or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall, and shall cause its Subsidiaries to use commercially reasonable efforts to (A) conduct its business in all material respects in the ordinary course, and (B) maintain and preserve intact, in all material respects, its respective current business organization; provided, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1 shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b)            From and after the date hereof and prior to the earlier of the Effective Time and the Termination Date, and except (x) as may be required by applicable Law, (w) as may be approved in writing by Parent (e-mail being sufficient, and which approval shall not be unreasonably withheld, delayed or conditioned), (y) as required by this Agreement or (z) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(i)            authorize, set aside, declare or pay any dividends on or make any distribution (whether in cash, assets, stock or other securities of the Company or its Subsidiaries) with respect to its outstanding shares of capital stock, except dividends and distributions paid by wholly owned Subsidiaries of the Company to the Company or to any of the Company’s other wholly owned Subsidiaries;

(ii)           split, combine, reclassify or subdivide any of its capital stock, voting securities or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except as may be permitted by Section 5.1(b)(vii) and except for any such transaction by a wholly owned Subsidiary of the Company that remains a wholly-owned Subsidiary after consummation of such transaction;

(iii)          except as required by any Company Benefit Plan as in effect on the date hereof, (A) increase the compensation or severance benefits of any director, officer, or employee of the Company or any of its Subsidiaries, except for increases in base salary and payments of cash incentive compensation to individuals who are not “executive officers” of the Company (as determined by the Company pursuant to Rule 3b-7 of the Exchange Act), in each case, in the ordinary course of business, (B) adopt any material new employee benefit plan or arrangement or materially amend, modify or terminate any existing Company Benefit Plan, (C) take any action to accelerate the vesting, payment or funding of any payment or benefit under any Company Benefit Plan, (D) hire or terminate the employment or services of any “executive officer” of the Company (as defined above), other than a termination for cause, and (E) grant to any director, officer, independent contractor or employee of the Company or any of its Subsidiaries any right to reimbursement, indemnification or payment for any Taxes incurred under Section 409A or 4999 of the Code on any of the foregoing to the extent that it creates a liability for the Company or any of its Subsidiaries;

(iv)          (A) enter into or make any loans, advances or capital contributions to or investments in any Person other than funding to any of its Subsidiaries in order to fund operations in the ordinary course of business (other than loans or advances in the ordinary course of business) or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, except as required by the terms of any Company Benefit Plan or (B) adversely modify in any material respect any such loan previously granted, except as required by the terms of any Company Benefit Plan;

(v)           implement or adopt any material change in its financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or SEC rule or policy;

(vi)          adopt any amendments to the Company Governing Documents or any material amendments to the organizational or governance documents of any Subsidiary of the Company;

(vii)       except for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interests in any Subsidiaries of the Company or any securities convertible into, exercisable for or exchangeable for any such shares or ownership interests or take any action to cause to be vested any otherwise unvested Company Equity Awards (except as otherwise provided by the terms of this Agreement or the express terms of any such Company Equity Award), other than (A) issuances of Shares in respect of any exercise of or settlement of Company Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b), and (B) any Permitted Liens;

(viii)        except for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchange for any shares of its capital stock, other than the acquisition of Shares from a holder of Company Equity Awards in satisfaction of withholding obligations or in payment of the exercise price or settlement of the award;

(ix)          incur, assume, or guarantee, any Indebtedness, except for (A) any Indebtedness among the Company and its Subsidiaries or among the Company’s Subsidiaries, (B) guarantees or credit support provided by the Company or any of its Subsidiaries for Indebtedness of the Company or any of its Subsidiaries, to the extent such Indebtedness is (I) in existence on the date of this Agreement or (II) incurred in compliance with this Section 5.1(b)(ix), and (C) indebtedness not to exceed $10 million in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries in the ordinary course of business;

(x)            other than in the ordinary course of business, sell, lease, license, transfer, exchange or swap, or subject to any Lien (other than Permitted Liens), or otherwise dispose of, any material business or any material portion of the Company’s business or the Company’s material properties or assets other than (A) non-exclusive licenses, inventory and obsolete assets in the ordinary course of business or for the execution of easements, covenants, rights of way, restrictions and other similar instruments in the ordinary course of business that, would not, individually or in the aggregate reasonably be expected to materially impair the existing use, operation or value of the property or asset affected by the applicable instrument, (B) pursuant to existing agreements in effect prior to the execution of this Agreement (or replacements, renewals, extensions or refinancings thereof permitted under Section 5.1(b)(ix)), (C) as may be required by any Governmental Entity to permit or facilitate the consummation of the transactions contemplated hereby, or (D) transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(xi)          enter into, amend in any material respect or terminate (except as may be required under the terms thereof) or waive compliance with the material terms of or waive material breaches under, or assign, renew or extend (except as may be required under the terms thereof), any Company Material Contract (or any Contract that, if entered into prior to the date of this Agreement, would have been a Company Material Contract), other than in the ordinary course of business and except to effect any matter that is otherwise permitted by this Section 5.1; provided that Programming Agreements shall not be subject to this paragraph and shall instead be subject to Section 5.1(b)(xxii);

(xii)         other than in the ordinary course of business (A) make, change, revoke or rescind any material election relating to Taxes, (B) change any Tax accounting period or material Tax accounting method, (C) amend any material Tax Return, (D) agree to an extension or waiver of the statute of limitations with respect to the assessment or examination of any material Tax (other than in connection with automatic extensions to file Tax Returns), (E) settle or compromise any material Tax proceeding for an amount materially in excess of the amount reserved with respect thereto, (F) execute any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) relating to a material amount of Tax with any Governmental Entity, (G) surrender any right to claim a refund of a material amount of Tax, (H) enter into any tax sharing agreement, or (I) request any ruling with respect to any material Tax from any Governmental Entity;

(xiii)        settle, compromise, pay, discharge or satisfy any Action (other than any Action with respect to Taxes, which shall be governed exclusively by Section 5.1(b)(xii)) against the Company or any of its Subsidiaries (or for which the Company or any of its Subsidiaries would be financially responsible) whether or not commenced prior to the date of this Agreement, other than with respect to any Action that involves only the payment of monetary damages not in excess of $5 million individually or $7.5 million in the aggregate over the amount reflected or reserved against in the balance sheet (or the notes thereto) included in the Company SEC Documents relating to Actions; provided that the Company shall not settle, compromise, pay, discharge or satisfy any of the Actions set forth in Section 5.1(b)(xiii) of the Company Disclosure Schedule;

(xiv)        make or authorize any capital expenditures that are inconsistent with Section 5.1(b)(xv) of the Company Disclosure Schedule;

(xv)         acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or equity interests of, or by any other manner, any business, real property or any Person or division thereof, or otherwise acquire or agree to acquire any assets or equity or debt securities (other than publicly-traded marketable securities), in each case, for consideration in an amount in excess of, individually or in the aggregate, $10 million, or enter into any Contract with respect to a joint venture, strategic alliance or partnership, in each case, that are material, individually or in the aggregate, to the Company;

(xvi)        (A) authorize, recommend, propose, announce, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, conversion or other reorganization of the Company or (B) alter, through merger, liquidation, dissolution, reorganization, restructuring or otherwise, the Company or its Subsidiaries’ respective corporate structures;

(xvii)       other than in the ordinary course of business, (x) prepay or refinance any Company Material Indebtedness, except for (A) revolving Indebtedness under the Specified Contract and (B) Indebtedness that is required to be repaid in accordance with its terms (including pursuant to any applicable mandatory prepayment provisions); or (y) other than in accordance with Section 5.21, terminate, modify, amend or waive compliance with the terms of or breaches under, or assign (other than to the Company or any of its Subsidiaries), renew or extend (except as may be required under the terms thereof), any Company Material Contract described in Section 3.18(a)(iii)(A) (and any Contract that, if entered into prior to the date of this Agreement, would have been such a Company Material Contract described in Section 3.18(a)(iii)(A));

(xviii)      enter into any Contract with respect to the voting or registration of any capital share or equity interest of the Company or any Subsidiary of the Company, other than the Support and Rollover Agreement;

(xix)         implement or announce a plant closing, mass layoff or any other action which would trigger the notice requirements of the WARN Act;

(xx)          voluntarily recognize any labor union or other labor organization, or enter into any collective bargaining agreement or other labor union Contract;

(xxi)        (A) purchase any real property having a fair market value in excess of $1 million individually or $3 million in the aggregate; (B) enter into any new lease agreement with respect to real property that is not leased by the Company or one of its Subsidiaries as of the date hereof and that provides for annual rental payments by a Company Entity exceeding $1,000,000 individually or $3,000,000 in the aggregate; or (C) with respect to any Lease in effect on the date hereof, (1) waive, release, assign, or sublease any material rights or claims thereunder (other than any assignment to or sublease by the Company or one of its Subsidiaries in the ordinary course of business), (2) materially amend or modify the terms thereof, (3) terminate such Lease (other than as a result of expiration of the then-existing term), (4) extend the term thereof, as in effect on the date hereof, other than extensions on market terms if, and to the extent, the failure to so extend would result in the expiration of the term of such Lease, or (5) grant any waiver or give any consent thereunder;

(xxii)       take any action with respect to the renewal of a Programming Agreement or entry into a new Programming Agreement that is inconsistent with Section 5.1(b)(xxii) of the Company Disclosure Schedule;

(xxiii)      assign or transfer ownership of, exclusively license, abandon or allow to lapse, any material Company Intellectual Property, except in the ordinary course of business; or

(xxiv)      authorize, agree or commit to take any of the foregoing actions.

Section 5.2            Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 5.3            Access.

(a)            Subject to compliance with applicable Laws, the Company shall, and shall cause its Subsidiaries to, afford to Parent and to its Representatives reasonable access, solely for purposes of consummating the Merger and the other transactions contemplated hereby (including, for the avoidance of doubt, reasonable access in connection with Parent’s obtaining customary representations and warranties insurance relating to the Merger), during normal business hours and consistent with applicable Law (including, for the avoidance of doubt, applicable Laws relating to privacy, data protection and the collection, retention, protection, transfer, use and processing of personal data) and in accordance with the reasonable procedures established by the Company, upon reasonable advance notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, to the Company’s and its Subsidiaries’ officers, employees, properties, books and records other than any such matters that relate to the negotiation and execution of this Agreement, including with respect to the consideration or valuation of the Merger or any financial or strategic alternatives thereto, or any Alternative Proposal or Superior Proposal may be redacted. The foregoing notwithstanding, the Company shall not be required to furnish such information if it would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party, would cause a risk of a loss of privilege or trade secret protection to the Company or any of its Subsidiaries, or would constitute a violation of any applicable Law. If requested by Parent, the Company agrees to use its commercially reasonable efforts to allow for any access or information sharing pursuant to this Section 5.3(a) in a manner that does not result in the effects described in the immediately preceding sentence. All access pursuant to this Section 5.3(a) shall be (i) conducted in such a manner as not to unreasonably disrupt or interfere unreasonably with the normal operations of the Company or any of its Subsidiaries and (ii) coordinated through the Company’s or its Subsidiary’s designee.

(b)            Parent hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Confidential Information,” as such term is used in, and shall be treated in accordance with, the confidentiality agreements, (i) dated as of November 2, 2024, between the Company and DigitalBridge Investments, LLC (the “First Confidentiality Agreement”) and (ii) dated as of November 3, 2024, between the Company and Crestview Advisors, L.L.C. (the “Second Confidentiality Agreement” and, together with the First Confidentiality Agreement, the “Confidentiality Agreements”).

Section 5.4            No Solicitation.

(a)            Subject to the provisions of this Section 5.4, from the date hereof until the earlier of the Effective Time and the Termination Date, the Company agrees that it shall not, shall cause its Subsidiaries not to, and shall instruct and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making or submission of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Proposal, (ii) engage or otherwise participate in any discussions or negotiations regarding an Alternative Proposal with, or furnish any nonpublic information relating to the Company or its Subsidiaries or access to properties or assets of the Company or its Subsidiaries for the purpose of encouraging or facilitating any proposal or offer that constitutes, or would reasonably be expected to lead to, an Alternative Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal, and (iv) execute or enter into any Company Acquisition Agreement (except, in the case of clause (ii), to ascertain facts from the Person making (or considering making) such Alternative Proposal solely for the purpose of informing itself about such Alternative Proposal and the Person making (or considering making) such Alternative Proposal and to notify such Person as to the existence of the provisions of this Section 5.4). The Company agrees that neither it nor any of its Subsidiaries shall terminate, waive, amend, release or modify any provision of an existing standstill or similar agreement to which it or one of its Subsidiaries is a party, except that prior to obtaining the Company Stockholder Approval, if after consultation with outside legal counsel, the Special Committee determines that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company the Company (acting on the recommendation of the Special Committee) may waive any standstill or similar agreement to the extent necessary to permit a Person to make an Alternative Proposal to the Special Committee.

(b)            Notwithstanding anything in this Section 5.4 to the contrary, at any time prior to the receipt of the Company Stockholder Approval, if the Company receives an Alternative Proposal that was not solicited, initiated or knowingly encouraged or facilitated in violation of Section 5.4(a), the Company and its Representatives may contact the third party making such Alternative Proposal to (x) notify such Person that the provisions of this Section 5.4 prohibit any such discussions or negotiations of such Alternative Proposal or (y) clarify the terms and conditions thereof solely for the purpose of informing the Special Committee about such Alternative Proposal and the Person making (or considering making) such Alternative Proposal, to determine whether or not such Alternative Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal. If the Special Committee determines in good faith after consultation with outside legal and financial advisors that such Alternative Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal being made and that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, the Company (acting on the recommendation of the Special Committee) may take (and the Company’s Subsidiaries and Representatives may take) the following actions: (x) furnish information, including nonpublic information, to the third party making such Alternative Proposal (including its respective Representatives and prospective equity and debt financing sources), if, and only if, prior to so furnishing such information, the third party has executed a confidentiality agreement with the Company having provisions as to confidential treatment of information that are not materially less favorable in the aggregate to the Company than the confidentiality provisions of the Confidentiality Agreements (it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any Alternative Proposal) (provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrently with delivery to such third party (and in any event within twenty-four (24) hours)), and (y) engage in discussions or negotiations with the third party (including its respective Representatives and prospective equity and debt financing sources) with respect to the Alternative Proposal. The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent of any Alternative Proposal or any offer, proposal or inquiry relating to the Company or its Subsidiaries that would reasonably be expected to lead to or that contemplates an Alternative Proposal, received by the Company or any of its Subsidiaries or any of its or their Representatives, which notice shall identify the material terms and conditions thereof and the identity of the Person making such Alternative Proposal, and include copies of any written proposal relating thereto (including any proposed agreements) provided to the Company, its Subsidiaries or any of its or their Representatives on behalf of the Company. It is understood and agreed that any contacts, disclosures, discussions or negotiations permitted under this Section 5.4(b), shall not constitute a Change of Recommendation or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 7.1. The Company shall keep Parent reasonably informed on a reasonably current basis (and in any event within forty-eight (48) hours) of any material developments regarding any Alternative Proposals or any material change to the terms of any such Alternative Proposal and provide Parent as soon as practicable (and in any event within forty-eight (48) hours) after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company or any of its Subsidiaries or its or their Representatives from any Person describing any of the terms or conditions of any Company Takeover Proposal. The Company agrees that it and its Subsidiaries shall not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company or its Subsidiaries from providing any information in accordance with this Section 5.4.

(c)            Except as set forth in this Section 5.4, the Company Board (including the Special Committee) shall not (i) withdraw, qualify, withhold, change or modify, in each case, in any manner adverse to Parent, or authorize or resolve or propose publicly to withdraw, qualify, withhold, change or modify, in each case, in any manner adverse to Parent, the Special Committee Recommendation or the Company Board Recommendation, (ii) approve, recommend or declare advisable or publicly propose to approve, recommend or declare advisable any Alternative Proposal to the stockholders of the Company, (iii) fail to include the Special Committee Recommendation or the Company Board Recommendation in the Proxy Statement, (iv) approve, cause, permit or authorize the Company or any of its Subsidiaries to execute and enter into any acquisition agreement, merger agreement, letter of intent, memorandum of understanding, amalgamation agreement or similar agreement or binding commitment or agreement in principle with respect to an Alternative Proposal (a “Company Acquisition Agreement”) (other than a confidentiality agreement in accordance with this Section 5.4) or (v) commit, publicly propose or agree to do any of the foregoing (any such action described in clauses (i), (ii), (iii), (iv) or (to the extent related to the foregoing clauses (i), (ii), (iii) or (iv)), (v)), a “Change of Recommendation”). Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Stockholder Approval, in response to an Alternative Proposal received by the Company after the date of this Agreement that the Special Committee has determined in good faith, after consultation with its outside legal and financial advisors, constitutes a Superior Proposal and that failure to take such action would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law, (x) either or both of the Company Board (acting on the recommendation of the Special Committee) with respect to the Company Board Recommendation and/or the Special Committee with respect to the Special Committee Recommendation, may make a Change of Recommendation in response to a Superior Proposal and/or (y) the Company Board (acting on the recommendation of the Special Committee) or the Special Committee may cause the Company to terminate this Agreement pursuant to Section 7.1(g); provided, that the Company Board (acting on the recommendation of the Special Committee) with respect to the Company Board Recommendation and the Special Committee with respect to the Special Committee Recommendation shall not be entitled to make such a Change of Recommendation in response to a Superior Proposal, and the Company Board (acting on the recommendation of the Special Committee) and the Special Committee shall not be entitled to cause any termination of this Agreement pursuant to Section 7.1(g) unless (A) the Company shall have given Parent at least two (2) Business Days’ prior written notice (a “Superior Proposal Notice”) advising Parent of its intention (acting on the recommendation of the Special Committee) to make such a Change of Recommendation or terminate this Agreement, which Superior Proposal Notice shall include, in reasonable detail, a description of the terms and conditions of the Superior Proposal that is the basis for the proposed action of the Company Board (acting on the recommendation of the Special Committee) or the Special Committee, the identity of the Person making the Superior Proposal and a copy of any proposed Company Acquisition Agreement, if any, (B) if requested by Parent, the Company shall have engaged, and shall have caused its Representatives to engage, in good faith negotiations with Parent and its Representatives regarding any changes proposed by Parent to the terms of this Agreement during such two (2) Business Day period following the delivery of such Superior Proposal Notice (it being understood that for purposes of calculating such two (2) Business Day period, the first Business Day will be the first Business Day after the date of such delivery) (the “Superior Proposal Notice Period”), and (C) at the end of the Superior Proposal Notice Period, after taking into account any written, legally binding and irrevocable commitments made by Parent to amend the terms of this Agreement during the Superior Proposal Notice Period, the Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal; provided it is understood and agreed that any modifications to the financial terms or any other material modifications to the terms and conditions of the Superior Proposal shall require a new two (2) Business Day Superior Proposal Notice Period (it being understood that any such two (2) Business Day period will be calculated in the same manner as the initial two (2) Business Day period and no such new Superior Proposal Notice shall reduce the initial two (2) Business Day period).

(d)            Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Stockholder Approval, the Company Board (acting on the recommendation of the Special Committee) with respect to the Company Board Recommendation or the Special Committee with respect to the Special Committee Recommendation may, in response to an Intervening Event, make a Change of Recommendation if the Company Board (acting on the recommendation of the Special Committee) with respect to a Company Board Recommendation, or the Special Committee, with respect to a Special Committee Recommendation, determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure of the Company Board (acting on the recommendation of the Special Committee) or the Special Committee, as applicable, to take such action would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law; provided, that the Company Board (acting on the recommendation of the Special Committee) with respect to the Company Board Recommendation or the Special Committee with respect to the Special Committee Recommendation shall not be entitled to make such a Change of Recommendation in response to an Intervening Event (i) unless the Company shall have given Parent a written notice (an “Intervening Event Notice”) advising Parent of its intention to make such a Change of Recommendation, which Intervening Event Notice shall include, in reasonable detail, a description of the applicable Intervening Event, (ii) during the period from the delivery of the Intervening Event Notice until 5:00 p.m. Eastern time, at the end of the two (2) Business Days’ period following the delivery of such Intervening Event Notice (it being understood that for purposes of calculating such two (2) Business Days, the first Business Day will be the first Business Day after the date of such delivery), if requested by Parent, the Company shall have engaged in, and shall have caused its Representatives to engage in, good faith negotiations with Parent and its Representatives regarding any changes to the terms of this Agreement so that after taking into account any written, legally binding and irrevocable commitments made by Parent to amend the terms of this Agreement during the Intervening Event Notice Period such Intervening Event would cease to warrant a Change of Recommendation, the Company Board (acting on the recommendation of the Special Committee) with respect to the Company Board Recommendation or the Special Committee with respect to the Special Committee Recommendation determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board (acting on the recommendation of the Special Committee) with respect to the Company Board Recommendation or the Special Committee with respect to the Special Committee Recommendation to make such Change of Recommendation would continue to reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(e)            Nothing contained in this Agreement shall prohibit the Company or the Company Board or any committee thereof, including the Special Committee, from (i) complying with its disclosure obligations under applicable Law or NYSE rules and regulations, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) or Item 1012(a) of Regulation M-A under the Exchange Act (or any similar communication to stockholders) or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or (ii) making any disclosure to its stockholders if the Company Board (or the Special Committee) determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board (or the Special Committee) to make such disclosure would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to the Company’s stockholders under applicable Law; provided, that neither the Company nor the Special Committee nor the Company Board shall be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender offer or exchange offer that is an Alternative Proposal or otherwise effect a Change of Recommendation with respect thereto, except as permitted by Section 5.4(c) and Section 5.4(d).

(f)            Upon execution of this Agreement, the Company shall immediately cease any discussions or negotiations with any Persons (other than Parent and Merger Sub) that may be ongoing as of the date hereof with respect to an Alternative Proposal. The Company shall promptly (and in any event within forty-eight (48) hours) request that each Person (other than Parent, Merger Sub and their Representatives) that has, within the one (1)-year period prior to the date of this Agreement, executed a confidentiality agreement in connection with its consideration of an Alternative Proposal to promptly return or destroy all confidential information furnished to such Person by or on behalf of the Company or any of its Subsidiaries or Representatives on or prior to the date hereof and shall terminate access to all data rooms furnished in connection therewith.

(g)            “Alternative Proposal” means any inquiry, proposal or offer (whether or not in writing) made by any Person or group of Persons (other than Parent or Merger Sub or their Affiliates), and whether involving a transaction or series of related transactions relating to or concerning, (i) merger, reorganization, share exchange, consolidation, business combination, dissolution, liquidation, recapitalization or similar transaction or series of related transactions involving the Company, in each case, as a result of which the stockholders of the Company immediately prior to such transaction would cease to own at least eighty percent (80%) of the total voting power of the Company or the surviving entity (or any direct or indirect parent company thereof), as applicable, immediately following such transaction, (ii) the acquisition by any Person, in one or a series of related transactions, of (A) more than twenty percent (20%) of the assets of the Company and its Subsidiaries, on a consolidated basis (based on the fair market value thereof, as determined by the Company Board (or the Special Committee) in good faith), or (B) assets of the Company and its Subsidiaries to which twenty percent (20%) or more of the revenues or net income of the Company and its Subsidiaries on a consolidated basis (in each case, including securities of the Subsidiaries of the Company), (iii) the direct or indirect acquisition by any Person of more than twenty percent (20%) of the outstanding Shares or (iv) tender offer or exchange offer by any Person or group of Persons (other than Parent or Merger Sub or their Affiliates) of more than fifteen percent (15%) of the outstanding Shares.

(h)            “Superior Proposal” means a bona fide written Alternative Proposal, substituting in the definition thereof “fifty percent (50%)” for each of “twenty percent (20%)” and “eighty percent (80%)” in each place each such phrase appears, that the Company Board or the Special Committee determines in good faith, after consultation with its outside legal and financial advisors, and considering such factors as the Company Board or the Special Committee considers to be appropriate (including the conditionality, financial aspects, and likelihood of consummation of such proposal and any changes to the terms of this Agreement committed to by Parent irrevocably in writing in response to such Superior Proposal), to be more favorable from a financial point of view to the Unaffiliated Company Stockholders than the transactions contemplated by this Agreement.

(i)            “Intervening Event” means any material event, change, occurrence or development with respect to the Company and its Subsidiaries or their respective businesses, in each case, taken as a whole, that is unknown and not reasonably foreseeable to the Company Board or the Special Committee as of or prior to the date hereof, or if known and reasonably foreseeable to the Company Board and the Special Committee as of the date hereof, the material consequences of which were not known and reasonably foreseeable to the Company Board or the Special Committee as of the date hereof; provided that none of the following shall constitute an Intervening Event: (A) any facts or circumstance (1) relating to the receipt, existence or terms of an Alternative Proposal, or (2) resulting from (I) any announcement, pendency and consummation of this Agreement and the transactions contemplated hereby or (II) a breach of this Agreement by the Company, (B) the fact that the Company meets or exceeds any internal or analysts’ expectations or projections or (C) any changes after the date hereof in the market price or trading volume of the Company (it being understood however, in each case of subclause (B) and (C), that the underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred, to the extent not otherwise excluded from the definition of an Intervening Event).

Section 5.5            Filings; Other Actions.

(a)            As promptly as reasonably practicable after the date hereof, the Company shall prepare and file the Proxy Statement, which shall, subject to Section 5.4, include the Special Committee Recommendation and the Company Board Recommendation.

(b)            The Company and Parent shall cooperate to, concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC the Schedule 13e-3 relating to the transactions contemplated by this Agreement.

(c)            The Company and Parent shall use commercially reasonable efforts to respond to any comments by the SEC staff in respect of the Proxy Statement and Schedule 13e-3 as promptly as reasonably practicable after the receipt thereof, and shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders promptly following the earlier of (i) the time the Proxy Statement is cleared by the SEC for mailing to the Company’s stockholders or (ii) receiving notification that the SEC is not reviewing the preliminary Proxy Statement. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall provide to the other party such information concerning themselves and their Affiliates as is customarily included in a Schedule 13e-3 or a proxy statement prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by Law, requested by the SEC or its staff or as the Company or Parent and Merger Sub may reasonably request. The Company shall promptly notify Parent, and Parent shall promptly notify the Company, as applicable, upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or Schedule 13e-3 and shall provide the other party with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement or Schedule 13e-3, as applicable. Prior to the filing of the Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the stockholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and propose comments on the Proxy Statement (and any amendments or supplements thereto) or any responses to the SEC and shall in good faith consider such comments reasonably proposed by Parent for inclusion therein. The Company shall cause the Proxy Statement to be mailed to holders of Common Stock as of the record date established by the Company for the Company Meeting as promptly as practicable.

(d)            Subject to the other provisions of this Agreement, the Company shall (i) take all action required by the DGCL and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders promptly following the mailing of the Proxy Statement for the purpose of obtaining the Company Stockholder Approval (the “Company Meeting”), with the record date and meeting date of the Company Meeting to be selected by the Company after reasonable consultation with Parent, and (ii) subject to a Change of Recommendation in accordance with Section 5.4, use reasonable best efforts to obtain the Company Stockholder Approval (which shall include hiring a proxy solicitor). The Company shall cooperate and keep Parent reasonably informed regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its stockholders. The Company may, after consultation with Parent, postpone, adjourn or recess the Company Meeting if (A) as of the time that the Company Meeting is originally scheduled (as set forth in the Proxy Statement) there are holders of an insufficient number of shares of Common Stock present or represented by proxy at the Company Meeting to constitute a quorum at the Company Meeting or insufficient votes to obtain the Company Stockholder Approval, (B) the Company is required to postpone or adjourn the Company Meeting by applicable Law (including to ensure that any applicable information is distributed to the holders of Common Stock a sufficient time prior to the Company Meeting), order or request from the SEC or its staff or (C) the Special Committee has determined in good faith (after consultation with outside legal counsel) that it is required by applicable Law to postpone or adjourn the Company Meeting in order to give the stockholders of the Company sufficient time to evaluate any information or disclosure that the Company has sent to the stockholders of the Company or otherwise made available to the stockholders of the Company by filing materials with the SEC; provided that, without the written consent of Parent (not to be unreasonably withheld, conditioned or delayed), in no event shall the Company Meeting (as so postponed or adjourned) be postponed or adjourned to a date that is more than thirty (30) days after the date on which the Company Meeting was originally scheduled, except in accordance with applicable law (including to ensure that any applicable information is distributed to the holders of Common Stock a sufficient time prior to the Company Meeting). In no event will the record date of the Company Meeting be changed without the Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

(e)            Within one (1) Business Day following the execution of this Agreement, Parent shall provide the Company with a true, accurate and complete copy of its written consent, in its capacity as the sole stockholder of Merger Sub, to adopt this Agreement.

(f)            If Parent determines that Parent or Merger Sub (or any of their respective Affiliates, if applicable) is required to file any document with the SEC other than the Schedule 13e-3, any filing required by Section 16 of the Exchange Act, any Schedule 13D or any amendment thereto in connection with the Merger or the Company Meeting pursuant to applicable Law (an “Other Required Parent Filing”), then Parent and Merger Sub shall, and shall cause their respective Affiliates to, promptly prepare and file such Other Required Parent Filing with the SEC. Parent and Merger Sub shall cause, and shall cause their respective Affiliates to cause the Schedule 13e-3 (as to Parent and Merger Sub) and any Other Required Parent Filing to comply in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC. Neither Parent nor Merger Sub nor any of their respective Affiliates will file, amend or supplement any Other Required Parent Filing (or any amendment thereto) with the SEC without first providing the Company a reasonable opportunity to review and propose comments thereon, and Parent shall in good faith consider such comments reasonably proposed by the Company. Parent will promptly provide the Company with copies of all such filings, amendments or supplements to the extent not readily publicly available.

Section 5.6            Employee Matters.

(a)            From and after the Effective Time, the Company shall, and Parent shall cause the Company to, honor all Company Benefit Plans in accordance with their terms as in effect immediately before the Effective Time. For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries as of immediately prior to the Effective Time who continues employment with Parent, the Surviving Corporation or their Subsidiaries immediately following the Effective Time (“Company Employees”) (i) a base salary or wage rate that is not less than that in effect for such Company Employee immediately prior to the Effective Time; (ii) an annual target cash incentive opportunity no less than that in effect for such Company Employee immediately prior to the Effective Time; and (iii) all other compensation and employee benefits (excluding any equity or equity-based award or other long-term compensation opportunities, deferred compensation, defined benefit plan, change-in-control or retention benefits) that are substantially comparable in the aggregate to those that were provided to the Company Employee immediately prior to the Effective Time (provided that, if Parent causes the unlimited paid time off program of the Company to be replaced with an accrual-based paid time off program then, as of the effective date of such replacement, Parent shall cause each Company Employee who was a participant in such unlimited program to be credited with a bank of accrued paid time off as set forth on Section 5.6(a)(i) of the Company Disclosure Schedule). Without limiting the generality of the immediately preceding sentence, (A) Parent shall or shall cause the Surviving Corporation to provide to each Company Employee whose employment terminates during the one (1)-year period following the Effective Time (or such longer period specified in the applicable Company Severance Plan) under circumstances that would give rise to severance benefits under the applicable Company Benefit Plans set forth on Section 5.6(a)(ii) of the Company Disclosure Schedule (the “Company Severance Plans”), severance benefits equal to the severance benefits provided under such Company Severance Plan to such Company Employee and (B) during such one (1)-year period following the Effective Time (or such longer period specified in the applicable Company Severance Plan), severance benefits offered to each Company Employee shall be determined taking into account all service with the Company, its Subsidiaries (and including, on and after the Effective Time, the Surviving Corporation and any of its Affiliates) and without taking into account any reduction after the Effective Time in compensation paid or benefits provided to such Company Employee.

(b)            For all purposes (including for purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or with respect to any benefit accruals under any defined benefit pension plan. In addition, and without limiting the generality of the foregoing, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) (i) provide that each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) use commercially reasonable efforts to provide that, for purposes of each New Plan providing medical, dental, pharmaceutical, vision and any other insurance benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan shall be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins shall be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)            Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at or prior to the Effective Time, as applicable.

(d)            Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee or other service provider at any time for any reason whatsoever, with or without cause. Without limiting the generality of Section 8.11, the provisions of this Section 5.6 are solely for the benefit of the parties to this Agreement, and no current or former director, employee or consultant or any other person shall be a third-party beneficiary of this Agreement. Nothing herein shall be construed as an amendment to any Company Benefit Plan or other compensation or benefit plan or arrangement for any purpose and shall alter or limit the ability of Parent, the Surviving Corporation or any of their respective Affiliates to amend, modify or terminate any Company Benefit Plan in accordance with its terms after the Closing Date.

Section 5.7            Efforts.

(a)            Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall, and shall cause their respective Affiliates to, use all reasonable best efforts to promptly take, or cause to be taken, all actions, and to promptly do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement in the most expeditious manner possible after the date hereof and in any event prior to the End Date, including (i) causing the conditions to the Closing set forth in Article 6 to be satisfied, (ii) the obtaining and maintaining of all necessary actions or non-actions, waivers, consents (including such consents set forth on Section 5.7(a)(ii) of the Company Disclosure Schedule), clearances, approvals and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations, notifications and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (iii) the obtaining and maintaining of all necessary consents, approvals or waivers from third parties, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, that in no event shall the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for or triggered by the consummation of the transactions contemplated by this Agreement under any contract or agreement or otherwise.

(b)            Subject to the terms and conditions herein provided, and in furtherance and not in limitation of the obligations set forth in this Agreement, the Company, Parent or its Subsidiaries and Antitrust Affiliates, and Merger Sub, as applicable, shall (i) promptly, but in no event later than fifteen (15) Business Days after the date hereof, make all necessary filings to obtain any consents, permits, authorizations, waivers, clearances, approvals or expirations or terminations of waiting periods from or with respect to the FCC that are required in connection with the Merger and the other transactions contemplated by this Agreement (the “FCC Applications”), (ii) promptly, but in no event later than thirty (30) Business Days after the date hereof, make all necessary filings to obtain any consents, permits, authorizations, waivers, clearances, approvals or expirations or terminations of waiting periods from or with respect to the LFAs that are required in connection with the Merger and the other transactions contemplated by this Agreement, (iii) promptly, but in no event later than thirty (30) Business Days after the date hereof, make all necessary filings to obtain any consents, permits, authorizations, waivers, clearances, approvals or expirations or terminations of waiting periods from or with respect to the State PUCs, (iv) promptly, but in no event later than fifteen (15) Business Days after the date hereof, submit a filing (or draft thereof) with the European Commission; (v) use all reasonable best efforts to cooperate with each other in (A) determining whether any other filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, or with respect to, any third parties or Governmental Entities, including under other applicable Antitrust Laws or Communications Laws and/or in connection with the Specified Approvals and Parent Approvals, in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) promptly making all such filings, and (vi) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Law or by such Governmental Entity. Subject to the terms and conditions herein provided, and in furtherance and not in limitation of the obligations set forth in this Agreement, the Company, Parent or its Subsidiaries and Merger Sub, as applicable, shall use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking such further action (other than litigation) as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, the FCC, any State PUC, any LFA or any other Governmental Entity or other Person may assert under any Law (including in connection with the Specified Approvals and Parent Approvals) with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as promptly as practicable after the date hereof (and in any event no later than the End Date). Notwithstanding anything to the contrary contained in this Agreement (but subject to the proviso contained in this sentence), and in furtherance of and consistent with Parent’s reasonable best efforts under this Section 5.7, Parent or its Subsidiaries shall take, and shall cause to be taken, all actions, and shall do, or cause to be done, all things necessary, proper or advisable, with respect to Parent or its Subsidiaries (including the Company and its Subsidiaries) to eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Bodies (including Regulatory Authorities), to obtain the consent or cooperation of any other Person, and to permit and cause the satisfaction of the conditions set forth in Section 6.1(c), in each of the foregoing cases, to permit the Closing to occur as promptly as reasonably practicable and in any event prior to the End Date, including: (x) proposing, negotiating, committing to, agreeing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license, hold separate or disposition of any and all of the equity interests, assets (whether tangible or intangible), products or businesses of the Company or its Subsidiaries, (y) otherwise taking or committing to take any actions that after the Closing Date would limit Parent’s, the Company’s or their Subsidiaries’ freedom of action with respect to, or their ability to retain or hold, directly or indirectly, the equity interests, assets (whether tangible or intangible), products, or businesses of the Company and/or its Subsidiaries, or (z) creating, terminating or divesting relationships, ventures, contractual rights or obligations of the Company or its Subsidiaries, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action that would otherwise have the effect of preventing or delaying the Closing (each of clauses (x)-(z) a “Remedy Action”); provided that (A) Parent or its Subsidiaries, and Merger Sub shall not be required to propose, commit to, effect or agree to, any Remedy Action that individually or in the aggregate has had or would reasonably be expected to have a material adverse effect on the financial condition or current operations of either (x) the Company and its Subsidiaries, taken as a whole, or (y) Parent and its Subsidiaries, taken as a whole, in each case as measured relative to the size of the Company regardless of whether such actions are imposed on, or affect Parent and its Affiliates or the Company and its Subsidiaries; and (B) the Company shall only be required to take or commit to take any action, or agree to any condition or restriction as requested by Parent pursuant to this Section 5.7, if such action, commitment, agreement, condition or restriction is binding on the Company only in the event the Closing occurs. Except as otherwise permitted under this Agreement, the Company, Parent and Merger Sub shall not (and shall cause their Subsidiaries not to) take or agree to take any action that would be reasonably likely to prevent or materially delay the Closing. In the event that any information in the filings submitted pursuant to this Section 5.7(b) or any such supplemental information furnished in connection therewith is deemed confidential by either party, the parties shall use their reasonable best efforts to maintain the confidentiality of the same, and the parties shall seek authorization from the applicable Governmental Entity to withhold such information from public view. Neither Parent, Merger Sub nor any of their Subsidiaries or Affiliates will withdraw any notices, reports, filings or applications with any Governmental Entity relating to the Merger, enter into any timing agreement or agreement not to consummate the Merger for any period of time, or otherwise commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under any applicable Law without the Company’s prior written consent (which may not be given other than at the direction of the Special Committee).

(c)            Between the date hereof and the earlier of the Effective Time and the Termination Date, Parent and Merger Sub shall not, and shall not permit the Equity Investors or any of their Subsidiaries or Affiliates or Antitrust Affiliates to, enter into any binding Contracts to acquire (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) any ownership interests in any Person providing broadband services (i.e., highspeed data, cable television, or digital telephony services) to residential customers in any of the same counties or cities in which the Company or any of its Subsidiaries provides broadband services to residential customers as of the date of this Agreement, to the extent that such acquisition would be reasonably expected to (x) prevent the obtaining of, or result in not obtaining prior to the End Date, any authorizations, consents, orders, declarations or approvals of any Governmental Entity or the expiration or termination of any applicable waiting period necessary to consummate the transactions contemplated by this Agreement, or (y) materially increase the risk of any Governmental Entity entering an order, ruling, judgment or injunction prohibiting the consummation of the Merger or the other transactions contemplated by this Agreement, or of the failure to be satisfied of any conditions set forth in Section 6.1 (any such Contract or acquisition, a “Specified Parent Acquisition”). Parent shall cause its and its Affiliates’ respective partners, equityholders, investment professionals or executives, as applicable, to cooperate in responding as promptly as practicable to any investigation or other inquiry from a Governmental Entity, including by providing any such information (including financial information) in connection with such investigation or inquiry.

(d)            The Company, Parent and Merger Sub shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other actions pursuant to this Section 5.7, and, subject to applicable legal limitations, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including using commercially reasonable efforts to promptly furnish the other with copies of notices or other communications (or, if not in writing, advise the other party orally of such notices or communications) received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Antitrust Affiliates, from any third party and/or any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity; provided, that Parent and the Company may, as each deems advisable and necessary, reasonably designate any sensitive materials provided to the other under this Section 5.7(c) as “Outside Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Notwithstanding anything to the contrary in this Section 5.7, materials provided pursuant to this Section 5.7 may be redacted (x) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, or proposals from third parties with respect thereto, (y) as necessary to comply with contractual agreements and (z) as necessary to address reasonable privilege or confidentiality concerns. Each of the Company, Parent and Merger Sub agrees not to participate in any meeting or discussion, in person, by videoconference or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance, considers in good faith the views of the other party with respect to such meeting or discussion, and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(e)            In furtherance and not in limitation of the covenants of the parties contained in this Agreement, including in this Section 5.7, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, each of the Company, Parent and Merger Sub shall cooperate in all respects with each other and shall use their respective reasonable best efforts to contest and resist any such Action or proceeding and to have vacated, lifted, reversed or overturned any Action, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement.

(f)            Each party shall bear its own expenses in connection with the preparation, filing, and prosecution of the FCC Applications and any filings made with State PUCs and LFAs pursuant to Section 5.7(b), except that Parent is responsible for all filing fees associated with any such filings as set forth in, and subject to, Section 8.2.

(g)            Subject to the terms and conditions herein provided, and in furtherance and not in limitation of the obligations set forth in this Agreement, the Company shall use its commercially reasonable efforts to apply for renewal of each Franchise set forth on Section 5.7(g) of the Company Disclosure Schedule and pursue such applications diligently. The Company, Parent and Merger Sub shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other actions in connection with renewing the Franchises.

Section 5.8            Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation shall become applicable to this Agreement, the Support and Rollover Agreement or the Merger and the transactions contemplated hereby and thereby, each of the Company, Parent and Merger Sub and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement and the Support and Rollover Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.9            Public Announcements. The Company and Parent agree that the initial press release with respect to the execution and delivery of this Agreement shall be in a form agreed to by the parties and that the parties shall consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment without obtaining the other party’s prior consent (not to be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity; provided that the restrictions in this Section 5.9 shall not apply to any Company communication regarding an Alternative Proposal or from and after a Change of Recommendation made in accordance with Section 5.4. Parent and the Company agree to issue a joint press release (or two separate press releases) as the first public disclosure of this Agreement and may make public statements consistent with such press release or releases. Notwithstanding the foregoing, this Section 5.9 shall not apply to the Proxy Statement, Schedule 13e-3 or the other matters contemplated by Section 5.5, which shall only be subject to Section 5.5.

Section 5.10          Indemnification and Insurance.

(a)            Parent, Merger Sub and the Company agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue at and after the Effective Time in full force and effect. For a period of six (6) years after the Effective Time, or such longer period if otherwise expressly required by law, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors or officers as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, that all rights to indemnification in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding or resolution of such claim, even if beyond such six (6)-year period. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guarantee and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.10.

(b)            From and after the Effective Time, each of Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, (i) indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses) each current and former director, officer or employee of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or its Subsidiaries (each, together with such Person’s heirs, executors or administrator and successors and assigns, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, costs, liabilities and, amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (a “Proceeding”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred, in each case, at or prior to the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director, employee or other fiduciary of any entity if such service was at the request of or for the benefit of the Company or its Subsidiaries), whether asserted or claimed prior to, at or before the Effective Time; provided that, none of Parent or the Surviving Corporation shall have any obligation to advance funds to any Indemnified Party unless Parent and the Surviving Corporation receives an undertaking by or on behalf of such Indemnified Party to repay such legal or other expenses if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified, and (ii) fulfill and honor in all respects the obligations of the Corporation pursuant to: (x) each indemnification agreement in effect as of the date hereof between the Company and any Indemnified Party that is set forth in Section 5.10(b) of the Company Disclosure Schedule; and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the certificate of incorporation or by-laws of the Corporation as in effect on the date hereof.  The Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c)            For a period of not less than six years from the Effective Time, Parent and the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time; provided, that after the Effective Time, Parent and the Surviving Corporation shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto (the “Maximum Amount”), but in such case shall purchase as much coverage as reasonably practicable for such amount. At the Company’s option, the Company may (and if requested by Parent, the Company shall) purchase (and pay in full the aggregate premium for), prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, including the transactions contemplated hereby (regardless of when such claims are brought); provided, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than the Maximum Amount, and if the cost of such “tail” policy would otherwise exceed the Maximum Amount, the Company shall be permitted to purchase as much coverage as reasonably practicable for a premium equal to the Maximum Amount. If such prepaid “tail” policy has been obtained by the Company prior to the Effective Time, Parent and the Surviving Corporation shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder.

(d)             Parent or the Surviving Corporation shall pay all reasonable and documented out-of-pocket expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in accordance with this Section 5.10 in enforcing the indemnity and other obligations provided in this Section 5.10.

(e)             The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 5.10 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f)             In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

Section 5.11       Financing.

(a)             Parent shall and shall use reasonable best efforts to cause each of its applicable Affiliates to take, or cause to be taken, all actions and use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Financing Amounts on or prior to the date on which the Merger is required to be consummated pursuant to the terms hereof. In furtherance not in limitation of the foregoing, Parent shall use reasonable best efforts to take, or cause to be taken, all action and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and subject only to the conditions described in the Commitment Letter as promptly as possible but in any event prior to the date on which the Merger is required to be consummated pursuant to the terms hereof, including: (i) maintaining in effect the Commitment Letter and (ii) satisfying on a timely basis all conditions in the Commitment Letter and complying with its obligations thereunder.

(b)             Neither Parent nor any of its Subsidiaries shall, without the prior written consent of the Company permit, consent to or agree to (i) any amendment, replacement, supplement, termination or modification to, or any waiver of, any provision or remedy under the Commitment Letter if such amendment, replacement, supplement, modification, waiver or remedy (A) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (B) reduces the aggregate principal amount of the Financing, (C) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letter as so amended, replaced, supplemented or otherwise modified or (D) could otherwise reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement (the effects described in clauses (A) through (D), collectively, the “Prohibited Modifications”) without the prior written consent of the Company; or (ii) terminate or cause the termination of the Commitment Letter. Parent shall promptly deliver to the Company copies of any amendment, replacement, supplement, termination, modification or waiver to the Commitment Letter.

(c)             The foregoing notwithstanding and subject to the terms of this Agreement, compliance by Parent with this Section 5.11 shall not relieve Parent of its obligations to consummate the transactions contemplated by this Agreement whether or not the Financing is available. To the extent Parent amends, replaces, supplements, terminates, modifies or waives any of the Financing, in each case pursuant to this Section 5.11 and without any Prohibited Modification, references to the “Commitment Letter,” the commitments thereunder and the agreements with respect thereto shall be deemed to refer to such amended, replaced, supplemented, modified or waived Commitment Letter, the commitments thereunder and the agreements with respect thereto, as applicable.

Section 5.12       Stock Exchange De-listing; 1934 Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE and the SEC to (a) enable the de-listing by the Surviving Corporation of the Common Stock from the NYSE as promptly as practicable after the Effective Time and (b) the deregistration of the Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 5.13       Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14       Stockholder Litigation. Until the earlier of the Effective Time or the valid termination of this Agreement pursuant to Section 7.1, the Company shall (a) notify Parent in writing of any stockholder litigation, claim or Proceeding against the Company and/or its directors or officers relating to this Agreement, the Merger or the other transactions contemplated by this Agreement (“Transaction Litigation”) promptly (but in any event, within seventy two (72) hours) after a director or senior officer of the Company becoming aware of the commencement of such Transaction Litigation, and (b) keep Parent reasonably and promptly informed with respect to the status thereof (including by facilitating meetings between counsel of the Company and counsel of Parent, promptly (and in any event, within five (5) Business Days) and using commercially reasonable efforts to respond to reasonable inquiries with respect to such Transaction Litigation made by Parent or its counsel and promptly (and in any event, within five (5) Business Days) furnishing to Parent and its Representatives such information relating to such Transaction Litigation as may be reasonably requested and as in the Company’s possession or control. Without limiting the foregoing, the Company shall give Parent a reasonable opportunity to participate in the defense, negotiation or settlement of any Transaction Litigation and the Company shall not compromise or settle, or agree to compromise or settle, any Transaction Litigation without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 5.14, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to any such Transaction Litigation and the Company (to the extent that the attorney-client privilege between the Company and its counsel would not be waived), and the Company will consult with Parent regarding the defense, settlement or compromise of any such Transaction Litigation, which the Company and its counsel shall consider in good faith, but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

Section 5.15       Obligations of Parent. Parent shall cause Merger Sub and the Surviving Corporation to comply with, duly perform, satisfy and discharge on a timely basis, all of their respective covenants, obligations and liabilities under this Agreement. Parent, in its capacity as the sole stockholder of Merger Sub, shall approve and adopt this Agreement by written consent immediately following its execution.

Section 5.16       Notice of Certain Matters. Until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 7.1, each party shall notify each other party in writing promptly of any written notice or other written communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the Merger if the failure to obtain such consent would delay, interfere with, hinder or impede the consummation of the Merger. No notification given pursuant to this Section 5.17 shall affect the representations, warranties, covenants or other agreements herein or affect the satisfaction or non-satisfaction of any conditions to the obligations of the parties hereto under this Agreement or otherwise limit or affect the remedies available hereunder to Parent or the Company, as applicable.

Section 5.17       Director Resignations. The Company shall use its reasonable efforts to cause to be delivered to Parent resignations executed by each director of the Company and its Subsidiaries in office immediately prior to the Effective Time (other than with respect to any directors identified by Parent in writing to the Company two (2) Business Days prior to the Closing Date), which resignations shall be effective at the Effective Time.

Section 5.18       No Employment Discussions. Except as approved by the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee (such respective approvals not to be unreasonably withheld, conditioned or delayed), at all times prior to the Closing, Parent and Merger Sub will not, and will not permit any of their Subsidiaries or controlled Affiliates to authorize, make or enter into, or commit or agree to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any executive officer of the Company (a) regarding any continuing employment or consulting relationship with the Surviving Corporation from and after the Effective Time, (b) pursuant to which any such individual would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s shares of Common Stock or (c) pursuant to which such individual would agree to provide, directly or indirectly, equity funding or investment to Parent, Merger Sub or the Company to finance any portion of the Merger; provided that, notwithstanding the foregoing, following the date hereof and prior to the Closing, the Company shall not unreasonably deny Parent or its Representatives the opportunity to interact and/or have access to any employee of the Company or any of its Subsidiaries that has the title of “senior vice president” (or its equivalent) or a title of higher seniority so long as (x) such interactions and/or access do not unreasonably disrupt or interfere unreasonably with the normal operations of the Company or any of its Subsidiaries and (y) a Representative of Parent or its Affiliates confirms in writing (email being sufficient) that such interactions and/or access will not result in a breach of clause (a), (b) or (c) of this Section 5.18.

Section 5.19       Other Investors. Prior to the Effective Time, without the prior written consent of the Company, Parent shall not permit or agree to permit any Person to obtain any direct equity interests in Parent or its Subsidiaries that could reasonably be expected to prevent or materially delay the ability to timely consummate the Merger or the other transactions contemplated by this Agreement or result in a requirement to obtain any approvals from Governmental Entities that are not set forth on Section 6.1(c) of the Company Disclosure Schedule.

Section 5.20       Discontinuance. No later than fifteen (15) Business Days after the date hereof, the Company shall (a) provide its customers at least thirty (30) days advance notice, in accordance with 47 C.F.R. § 63.19(a), that it is discontinuing the provision of International Common Carrier Services; and (b) notify the FCC that it is discontinuing the provision of International Common Carrier Services, consistent with 47 C.F.R. § 63.19(b) (the “Discontinuance”). Promptly after the Discontinuance, the Company shall surrender the International Section 214 Licenses to the FCC; such surrender to be effective upon the Company’s delivery of written notice of its voluntary cancellation and surrender of the International Section 214 Licenses to the FCC (the “Surrender”) including a statement that the Company does not provide or have customers for any International Common Carrier Services. Promptly upon FCC approval or Public Notice of the Surrender, the Company shall notify the Department of Justice that it no longer has an International Section 214 License and request termination of the Letter of Agreement; provided that, with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the Company may provide such notice and request termination of the Letter Agreement prior to receipt of FCC approval or Public Notice of the Surrender.

Section 5.21       Specified Contract. From and after the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, the Company shall (a) not take (or fail to take) any actions that would be expected to result in a Default or Event of Default; provided that, notwithstanding anything herein to the contrary, a breach of this clause (a) shall, solely for purposes of the satisfaction of the condition precedent set forth in Section 6.3(b)(ii), be deemed to occur only to the extent a Default or Event of Default has occurred and is continuing and the Company has been notified or otherwise become aware of such Default or Event of Default and (b) upon the occurrence and continuance of any such Default or Event of Default, promptly (in consultation with Parent) cure or otherwise permanently remedy such Default or Event of Default prior to the earlier of the Effective Time and the End Date; provided that, notwithstanding anything herein to the contrary, in no event shall this clause (b) require, or be deemed or construed to require, the Company to take any action other than the Contract Actions. In the event of any such Default or Event of Default of which the Company is notified or otherwise becomes aware, the Company shall (i) provide written notice to Parent promptly upon being so notified or otherwise becoming so aware and (ii) keep Parent reasonably updated with respect to any discussions, negotiations or other developments regarding the resolution of such Default or Event of Default (including reviewing any drafts of any definitive documentation related to any amendment, modification, waiver or supplement to the Specified Contract and being involved in the negotiations with the lenders with respect thereto). Without limiting the foregoing, if a Default or Event of Default shall have occurred and be continuing, Parent shall use its commercially reasonable efforts to, and to cause its applicable Affiliates to use commercially reasonable efforts to, reasonably cooperate with the Company’s efforts to cure or otherwise permanently remedy such Default or Event of Default in accordance with this Section 5.21; provided that, notwithstanding anything herein to the contrary, in no event shall this Section 5.21 require, or be deemed or construed to require, Parent to pay any fees or incur any costs or expenses in connection with any such cure or remedy.

Article 6

CONDITIONS TO THE MERGER

Section 6.1         Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or mutual written waiver by Parent and the Company, to the extent permitted by applicable Law) at or prior to the Closing of the following conditions:

(a)             Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)             No Legal Restraints. (i) No injunction or similar order by any Governmental Entity (whether temporary, preliminary or permanent) of competent jurisdiction in the United States shall have been issued or entered and shall continue to be in effect, and no Law in the United States shall have been enacted, adopted, issued or promulgated that remains in effect, in each case that enjoins or prohibits the consummation of the Merger and (ii) no investigation or proceeding by a Governmental Entity set forth on Section 6.1(b) of the Company Disclosure Schedule with respect to the Merger shall be ongoing.

(c)             Regulatory Approvals. (i) the FCC shall have granted the FCC Applications set forth on Section 6.1(c) of the Company Disclosure Schedule (the “FCC Consent”), and (ii) the other approvals set forth on Section 6.1(c) of the Company Disclosure Schedule shall have been obtained.

Section 6.2         Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction (or written waiver by the Company to the extent permitted by applicable Law) at or prior to the Closing of the following conditions:

(a)             The representations and warranties of Parent and Merger Sub set forth in Article 4 (disregarding all “materiality” or “Parent Material Adverse Effect” qualifications and words of similar import contained therein) shall be true and correct on and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)             Each of Parent and Merger Sub shall have performed in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c)             Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by a duly authorized representative of Parent, certifying that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3         Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent to the extent permitted by applicable Law) at or prior to the Closing of the following conditions:

(a)             (i) The representations and warranties of the Company set forth in the first sentence of Section 3.1(a), Section 3.2 (other than the first sentence of Section 3.2(a)), Section 3.3, Section 3.21 and Section 3.22 shall be true and correct in all material respects, on and as of the Closing, as if made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Company set forth in Section 3.10(a), shall be true and correct (disregarding all “materiality,” “Company Material Adverse Effect” (and words of similar import) qualifications contained therein) in all respects at and as of the Closing, as if made at and as of such time; (iii) the representations and warranties of the Company set forth in the first sentence of Section 3.2(a) shall be true and correct except for de minimis inaccuracies on and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) the other representations and warranties of the Company set forth in Article 3 (disregarding all “materiality,” “Company Material Adverse Effect” (and words of similar import) qualifications contained therein) shall be true and correct at and as of the Closing, as if made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)             The Company shall have performed (i) in all material respects all obligations and agreements and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing and (ii) in all respects all obligations, agreements and covenants required under Section 5.21 of this Agreement to be performed or complied with by it at or prior to the Closing.

(c)             No Specified Contravention shall have occurred and be continuing.

(d)             The Discontinuance and Surrender shall have been completed.

(e)             The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by the Chief Executive Officer or another senior officer, certifying that the conditions set forth in Section 6.3(a), Section 6.3(b), Section 6.3(c) and Section 6.3(d) have been satisfied.

Section 6.4         Frustration of Closing Conditions. No party hereto may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any covenant or agreement of this Agreement.

Article 7

TERMINATION

Section 7.1         Termination or Abandonment. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the receipt of the Company Stockholder Approval (except as provided herein):

(a)             by the mutual written consent of the Company (provided that such termination has been approved by the Special Committee) and Parent;

(b)             by either the Company (provided that such termination has been approved by the Special Committee) or Parent, if the Effective Time shall not have occurred on or before 11:59 p.m. Eastern time, August 11, 2026 (such date, or as otherwise mutually agreed in writing by the Company and Parent, the “Initial End Date”); provided, that (i) if (A) the Closing has not occurred by the Initial End Date by reason of nonsatisfaction of the conditions in Section 6.3(b)(ii) or Section 6.3(c) and (B) all other conditions in this Agreement have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or (to the extent permitted by Law) waived by the Initial End Date, the Initial End Date will, on the Initial End Date, be automatically extended by thirty (30) days and such extended date shall constitute the Initial End Date; (ii) if the Closing has not occurred by the Initial End Date as is extended by clause (i), the Initial End Date will automatically be extended by an additional thirty (30) days; and (iii) if (A) the Closing has not occurred by the Initial End Date (calculated without reference to clause (i) or clause (ii)) by reason of nonsatisfaction of the conditions set forth in Section 6.1(b) or Section 6.1(c), and (B) all other conditions in this Agreement have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing, and disregarding Section 6.3(b)(ii) and Section 6.3(c) for this purpose) or (to the extent permitted by Law) waived by such Initial End Date, the Initial End Date will, on the Initial End Date, be automatically extended by an additional three (3) months (the Initial End Date, as finally extended pursuant to clauses (i), (ii) and (iii), the “End Date”); provided, further, that, in the event a Parent Closing Election is delivered pursuant to Section 1.2 that would result in the Closing being delayed past the End Date, then the End Date shall be automatically extended until the twelfth (12th) Business Day following the Deferred Closing Date; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party that has breached in any material respect its obligations under this Agreement in any manner that shall have caused the failure to consummate the Merger on or before such date;

(c)             by either the Company (provided that such termination has been approved by the Special Committee) or Parent, if any Governmental Entity of competent jurisdiction in the United States shall have issued or entered an injunction or similar order permanently enjoining or prohibiting the consummation of the Merger and such injunction or order shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall not be in breach or have breached in any material respect its obligations under this Agreement in any manner that shall have caused the issuance or entry of such injunction or order;

(d)             by either the Company (provided that such termination has been approved by the Special Committee) or Parent, if the Company Meeting (including any adjournments or postponements thereof) shall have been held and been concluded and the Company Stockholder Approval shall not have been obtained;

(e)             by the Company (provided that such termination has been approved by the Special Committee), if Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) cannot be cured by the End Date or, if curable, is not cured within thirty (30) Business Days (or, if earlier, prior to the End Date) following the Company’s delivery of written notice to Parent stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination; provided that the Company shall not have a right to terminate this Agreement pursuant to this Section 7.1(e) if the Company is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(f)             by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) cannot be cured by the End Date or, if curable, is not cured within thirty (30) Business Days (or, if earlier, prior to the End Date) following Parent’s delivery of written notice to the Company stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination; provided that Parent shall not have a right to terminate this Agreement pursuant to this Section 7.1(f) if Parent or Merger Sub is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(g)             (i) by the Company (provided that such termination has been approved by the Special Committee), in accordance with Section 5.4(c); provided that, the Company (A) pays the Company Termination Fee prior to or concurrently with such termination in accordance with Section 7.3(a) and (B) shall have substantially concurrently with such termination, entered into a Company Acquisition Agreement or (ii) by Parent, prior to receipt of the Company Stockholder Approval, if the Company Board (acting upon the recommendation of the Special Committee) or the Special Committee shall have effected a Change of Recommendation (it being understood and agreed that any written notice provided to Parent of the Company Board’s intention or the Special Committee’s intention to make a Change of Recommendation prior to effecting such Change of Recommendation shall not by itself constitute a Change of Recommendation); and

(h)             by the Company (provided that such termination has been approved by the Special Committee), if (i) all of the conditions set forth in Section 6.1 and Section 6.3 are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and that are then capable of being satisfied if there were a Closing), (ii) five (5) Business Days (or, if Parent has delivered to the Company a Parent Closing Election in accordance with Section 1.2, twelve (12) Business Days) have elapsed since such satisfaction or waiver pursuant to clause (i), (iii) the Company has irrevocably confirmed by written notice to Parent that the Company is ready, willing and able to complete the Merger on the date such notice is delivered and through the end of the next succeeding three (3) Business Days and (iv) Parent fails to consummate the Merger and the other transactions contemplated by this Agreement within such three (3) Business Day period.

Section 7.2         Effect of Termination. In the event of a valid termination of this Agreement pursuant to Section 7.1, the terminating party shall forthwith give written notice thereof to the other party or parties and this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by any of the parties hereto upon delivery of such notice. In the event of a valid termination of this Agreement pursuant to Section 7.1, this Agreement shall immediately become null and void and there shall be no liability or obligation on the part of Parent, Merger Sub, the Equity Investor, any Parent Related Parties or the Company, its Subsidiaries or their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives (the “Company Related Parties”), except that: (a) no such termination shall relieve any party of its obligation to pay the Company Termination Fee or the Parent Termination Fee, if, as and when required pursuant to Section 7.3; (b) subject to Section 7.3(f) (including the limitations of liability set forth therein), no such termination (and no payment of the Company Termination Fee or the Parent Termination Fee) shall relieve any party for liability for such party’s fraud or Willful Breach of this Agreement prior to its termination (which liability the parties hereto acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the transactions contemplated by this Agreement, and may include recovery or award or damages based on loss of the economic benefit of such transactions to the parties hereto and the stockholders of the Company (in each case, taking into consideration all relevant matters, including other business opportunities or combination opportunities and the time value of money)); and (c) the Guarantee, the Confidentiality Agreements, Section 5.3(b), this Section 7.2, Section 7.3 and Article 8 shall survive the termination hereof.

Section 7.3         Termination Fees.

(a)             Company Termination Fee. If (i) the Company shall have terminated this Agreement pursuant to Section 7.1(g)(i), (ii) Parent shall have terminated this Agreement pursuant to Section 7.1(g)(ii) (or the Company shall have terminated this Agreement pursuant to Section 7.1(b) or Section 7.1(d) at a time when Parent was permitted to terminate this Agreement pursuant to Section 7.1(g)(ii)), or (iii) (A) after the date of this Agreement and prior to receipt of the Company Stockholder Approval, an Alternative Proposal (substituting in the definition thereof “fifty percent (50%)” for each of “twenty percent (20%)” and “eighty percent (80%)” in each place each such phrase appears) is publicly proposed or publicly disclosed, and not withdrawn at least two (2) Business Days prior to, the Company Meeting (a “Qualifying Transaction”), (B) this Agreement is thereafter terminated by (x) Parent or the Company pursuant to Section 7.1(d) or (y) Parent pursuant to Section 7.1(f) and (C) at any time within twelve (12) months after such termination, the Company shall have entered into a definitive agreement with respect to any Qualifying Transaction (whether or not the same Qualifying Transaction as that made prior to the termination of this Agreement), then the Company shall pay, by wire transfer of immediately available funds to an account designated in writing by Parent, a fee of $15,809,036 in cash (the “Company Termination Fee”), such payment to be made concurrently with termination in the case of clause (i) above, within five (5) Business Days after such termination in the case of clause (ii), or within five (5) Business Days after the earlier of entry into a definitive agreement relating to such Qualifying Transaction and the consummation of such Qualifying Transaction in the case of clause (iii); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion.

(b)             Parent Termination Fee. If this Agreement: (i) is terminated by the Company pursuant to Section 7.1(e) or Section 7.1(h) or (ii) is terminated by the Company or Parent, (A) pursuant to Section 7.1(c), if the applicable injunction or order resulted from a Specified Parent Acquisition, (B) pursuant to Section 7.1(b) and at such time the Company could have terminated this Agreement pursuant to Section 7.1(e) or Section 7.1(h) or (C) pursuant to Section 7.1(b), provided that at the time of termination all of the conditions set forth in Section 6.1 and Section 6.3 are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and that are then capable of being satisfied if there were a Closing), other than the conditions set forth in Section 6.1(b) or Section 6.1(c), in each case if the failure of one or more of such conditions to be satisfied resulted from a Specified Parent Acquisition, then Parent shall pay, by wire transfer of immediately available funds to an account designated in writing by the Company, a fee of $31,618,072 in cash (the “Parent Termination Fee”), such payment to be made within five (5) Business Days of the date of such termination; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one (1) occasion or in addition to any other remedy or damage. Upon the payment by Parent of the Parent Termination Fee in the circumstances where such payment is required by this Section 7.3(b), none of Parent, Merger Sub shall have any further liability with respect to this Agreement or the transactions contemplated hereby to the Company or its Affiliates or Representatives, except to the extent provided in Section 7.2.

(c)             Acknowledgements.

(i)              Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without the provisions of this Section 7.3, the parties would not have entered into this Agreement.

(ii)             If the Company fails to promptly pay any amount due pursuant to this Section 7.3, and in order to obtain the payment, Parent commences a Proceeding which results in a judgment against the Company for the payment set forth in this Section 7.3, or any portion thereof, then the Company shall pay or caused to be paid to Parent all fees, costs and expenses of enforcement (including reasonable and documented attorneys’ fees as well as reasonable and documented out-of-pocket expenses incurred in connection with any action initiated seeking such payment), together with interest on the amount of the Company Termination Fee at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made. The parties further acknowledge that the Company Termination Fee shall not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

(iii)            If Parent fails to promptly pay any amount due pursuant to this Section 7.3, and in order to obtain the payment, the Company commences a Proceeding which results in a judgment against Parent for the payment set forth in this Section 7.3, or any portion thereof, then Parent shall pay the Company all fees, costs and expenses of enforcement (including reasonable and documented attorneys’ fees as well as reasonable and documented out-of-pocket expenses incurred in connection with any action initiated seeking such payment), together with interest on the amount of the Parent Termination Fee at the prime lending rate as published in the Wall Street Journal, in effect on the date such payment is required to be made. The parties further acknowledge that the Parent Termination Fee shall not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties further acknowledge that the Company’s right to receive the Parent Termination Fee shall not limit or otherwise affect the Company’s right to specific performance as provided in Section 8.6, except that, although the Company, in its sole discretion, may determine its choice of remedies hereunder, including by pursuing specific performance in accordance with Section 8.6 (and, if the Company elects, doing so concurrently with seeking monetary damages and/or payment of the Parent Termination Fee), under no circumstances will the Company be permitted or entitled to receive both specific performance causing the consummation of the Merger, on the one hand, and payment of the Parent Termination Fee as and when due, on the other hand.

(d)             In the event this Agreement is validly terminated and the Company Termination Fee is paid to Parent in circumstances for which such fee is payable pursuant to Section 7.3(a), (i) payment of the Company Termination Fee plus any enforcement expenses payable pursuant to Section 7.3(c)(ii) shall be the sole and exclusive monetary damages remedy (whether at Law or in equity, whether in contract or in tort or otherwise) of the Parent Related Parties against the Company Related Parties for all Liabilities suffered or incurred as a result of the failure of the transactions to be consummated by this Agreement or for any breach or failure to perform or comply with (in any case, whether willfully, intentionally, knowingly or otherwise) this Agreement, the failure of the transactions to be consummated or otherwise relating to or arising out of this Agreement, or the transactions contemplated by this Agreement, (ii) upon payment of the Company Termination Fee and any such enforcement expenses none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (or abandonment or termination thereof) or in respect of any theory of law or equity or in respect of any oral or other representation, warranty or promise alleged to have been made in connection herewith or therewith made or alleged to have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and (iii) upon payment of the Company Termination Fee and such enforcement expenses, no Parent Related Party shall be entitled to bring or maintain any Proceeding against any Company Related Party, as applicable, for any and all Liabilities of any kind suffered as a result of the failure of the transactions to be consummated or for any breach or failure to perform or comply with (in any case, whether willfully, intentionally, knowingly or otherwise and including any Willful Breach) this Agreement or otherwise relating to or arising out of this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 7.3(d) shall limit any remedies of Parent prior to such termination, including specific performance or other equitable remedies pursuant to Section 8.6.

(e)             Subject in all respects to the Company’s right prior to the valid termination of this Agreement to obtain specific performance and equitable relief rights in accordance with Section 8.6, and the reimbursement and indemnification obligations of Parent under Section 7.3(c), in the event this Agreement is validly terminated and the Parent Termination Fee is paid to the Company in circumstances for which such fee is payable pursuant to Section 7.3(b), (i) payment of the Parent Termination Fee plus any enforcement expenses payable pursuant to Section 7.3(c)(iii) shall be the sole and exclusive monetary damages remedy (whether at Law or in equity, whether in contract or in tort or otherwise) of the Company Related Parties against Parent, Merger Sub or their respective former, current or future officers, directors, partners, stockholders, managers, members, Affiliates and Representatives (the “Parent Related Parties”) for all Liabilities suffered or incurred as a result of the failure of the transactions to be consummated by this Agreement or for any breach or failure to perform or comply with (in any case, whether willfully, intentionally, knowingly or otherwise) this Agreement, the Commitment Letter, the Guarantee, the failure of the transactions to be consummated or otherwise relating to or arising out of this Agreement, the Commitment Letter, the Guarantee or the transactions contemplated by this Agreement, (ii) upon payment of the Parent Termination Fee and such enforcement expenses, none of the Parent Related Parties shall have any further liability or obligation relating or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (or abandonment or termination thereof) or in respect of any theory of law or equity or in respect of any oral or other representation, warranty or promise alleged to have been made in connection herewith or therewith made or alleged to have been made in connection herewith or therewith, whether in equity or at law, in contract, in tort or otherwise, and (iii) upon payment of the Parent Termination Fee and such enforcement expenses, no Company Related Party shall be entitled to bring or maintain any Proceeding against any Parent Related Party for any and all Liabilities of any kind suffered as a result of the failure of the transactions to be consummated or for any breach or failure to perform or comply with (in any case, whether willfully, intentionally, knowingly or otherwise and including any Willful Breach) this Agreement, the Commitment Letter, the Guarantee, or otherwise relating to or arising out of this Agreement, the Commitment Letter, the Guarantee or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 7.3(e) shall limit any remedies of the Company prior to such termination, including specific performance or other equitable remedies pursuant to Section 8.6.

(f)             Notwithstanding anything to the contrary in this Agreement, the Company acknowledges and agrees that:

(i)              in connection with any loss suffered by any Company Related Party as a result of the failure of the transactions to be consummated or for a breach or failure to perform or comply (in any case, whether willfully, intentionally, knowingly or otherwise and including any Willful Breach) hereunder or under any other document executed by any Parent Related Party, other than in the circumstances in which the Company is entitled to receive the Parent Termination Fee in accordance with Section 7.3(b) (which Parent Termination Fee, plus any enforcement expenses, shall be liquidated damages for any and all Liabilities suffered or incurred by the Company or any Company Related Party in connection with this Agreement and the transactions contemplated hereby (and the abandonment or termination thereof), any other matter forming the basis for such termination or any breach (whether willful, intentional, knowingly or otherwise and including any Willful Breach) of any covenant or agreement or otherwise in respect of this Agreement or any written or oral representations or warranty made or alleged to be made in connection herewith), the Company agrees on behalf of itself and the Company Related Parties, that the maximum aggregate monetary liability of the Parent Related Parties, if any, shall be limited to an amount equal to (A) the Parent Termination Fee, plus (B) any expenses payable by Parent under the first sentence of Section 7.3(c)(iii) (collectively, the “Liability Limitation”), and in no event shall the Company or any Company Related Party seek or be entitled to recover from the Parent Related Parties, and the Company on behalf of itself and the Company Related Parties hereby irrevocably waives and relinquishes, any right to seek or recover any damages in excess of the Liability Limitation (including consequential, indirect or punitive damages). In furtherance of the foregoing, in no event shall any Parent Related Party be required to pay any amount of monetary losses under this Agreement (other than expenses payable by Parent under the first sentence of Section 7.3(c)(iii) and Parent’s indemnification, payment and reimbursement obligations pursuant to Section 5.11) if the Company is entitled to or has received the Parent Termination Fee; and

(ii)             this Agreement may only be enforced by the Company against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, any only be made by the Company against, Parent and Merger Sub and no Parent Related Party shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Merger or the other transactions contemplated hereby or in respect of, or by reason of, the Merger or the other transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of the Company against Parent or Merger Sub or against the Equity Investor under the Guarantee (in each case, upon and subject to the terms and conditions hereof and thereof), in no event shall the Company or any of the Company Related Parties, and the Company agrees not to and to cause the Company Related Parties not to, seek or enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages or the Parent Termination Fee from, any other Parent Related Party. None of the Parent Related Parties will have any Liability to the Company, its Subsidiaries or any of the Company Related Parties relating to or arising out of the Merger or any of the other transactions contemplated by this Agreement; provided that, nothing in this Section 7.3(f) shall limit Parent’s or Merger Sub’s respective express obligations under this Agreement or the Equity Investor’s express obligations under the Guarantee (in each case, upon and subject to the terms and conditions hereof and thereof).

Article 8

MISCELLANEOUS

Section 8.1         No Survival of Representations, Warranties and Covenants. None of the representations, warranties and covenants in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive beyond the consummation of the Merger, except for those obligations, covenants and agreements contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that contemplate performance in whole or in part after the Merger or otherwise that by their terms survive the consummation of the Merger will survive the consummation of the Merger in accordance with their respective terms.

Section 8.2         Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that all filing fees paid by any party in respect of any regulatory filing (including any and all filings under the Antitrust Laws or Communications Laws or in respect of any Specified Approvals or Parent Approvals) shall be borne by Parent.

Section 8.3         Transfer Taxes. Except as otherwise provided in Section 2.2(b)(ii), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed with respect to the transfer of Shares pursuant to the Merger shall be borne by the Surviving Corporation and expressly shall not be a liability of holders of Shares.

Section 8.4         Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document), each of which shall be an original, with the same effect as if the signatures thereto and hereto were original signed versions upon the same instrument delivered in person. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, facsimile, electronic mail or otherwise as authorized by the prior sentence) to the other parties. No party may raise the use of any such electronic delivery or electronic signature as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 8.5         Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any Action with respect to this Agreement and the rights and obligations arising hereunder or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Action with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts, (b) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party hereto irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 8.5 in the manner provided for notices in Section 8.8. Nothing in this Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable Law.

Section 8.6         Remedies; Specific Enforcement. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including any party failing to take such actions as are required of it hereunder in order to consummate the transactions contemplated by this Agreement). Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, prior to the termination of this Agreement in accordance with Article VII and subject in all respects to Section 7.2, Section 7.3 and this Section 8.6, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, except as may be limited by Section 7.3) to obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (b) an injunction restraining such breach or threatened breach. Each party agrees that the provisions of Section 7.3 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any party’s right to an injunction, specific performance or other equitable relief. The pursuit of specific enforcement or other equitable remedy by any party will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time, subject to the limitations or remedies set forth in this Agreement. In circumstances where Parent and Merger Sub are obligated to consummate the Merger and the Merger has not been consummated, Parent and Merger Sub expressly acknowledge and agree that the Company and its stockholders shall have suffered irreparable harm, that, subject to Section 7.2 and Section 7.3, monetary damages will be inadequate to compensate the Company and its stockholders, and that the Company on behalf of itself and its stockholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to enforce specifically Parent’s and Merger Sub’s obligations to consummate the Merger and cause the Financing to be funded (including to cause Parent to enforce the obligations of the Equity Investor under the Commitment Letter in order to cause the Financing to be timely completed in accordance with and subject to the terms and conditions set forth in the Commitment Letter); provided that, the Company has irrevocably confirmed in a written notice delivered to Parent that if specific performance is granted and the Financing is funded, then the Company stands ready, willing and able to then consummate the transactions contemplated by this Agreement on such date. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, hereby agrees not to raise any objection to the availability of the equitable remedy of specific performance in accordance with and subject to the limitations set forth in this Agreement or to specifically enforce the terms and provisions of this Agreement on the basis that there is adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or in equity. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.6, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party further agrees that it will use its reasonable best efforts to cooperate with the other parties in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance to attempt to fully resolve any dispute before the End Date. Each party further agrees that by seeking the remedies provided for in this Section 8.6, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party under this Agreement, the Commitment Letter or any other agreement in connection with the Financing, and nothing set forth in this Section 8.6 shall require any party to institute any proceeding for (or limit any party’s rights to institute any proceeding for) specific performance under this Section 8.6 prior to or as a condition to exercising any termination right under Article 7, nor shall the commencement of any legal proceeding pursuant to this Section 8.6 or anything set forth in this Section 8.6 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 7 or pursue any other remedies under this Agreement, the Commitment Letter or otherwise in connection with the Financing that might be available then or thereafter (subject to the terms and conditions set forth herein and therein). If any party brings any Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to specifically enforce only provision(s) that expressly survive termination of this Agreement) when available to such party pursuant to this Section 8.6, the End Date shall automatically be extended to the later of: (a) the twentieth (20th) Business Day following the resolution of such Action, or (b) such other time period established by the court presiding over such Action. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance or any monetary damages whatsoever, on the one hand, and payment of the Parent Termination Fee, on the other hand.

Section 8.7         WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.7. EACH PARTY ACKNOWLEDGES AND AGREES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (c) IT MAKES THIS WAIVER VOLUNTARILY AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.

Section 8.8         Notices. Any notice required to be given hereunder must be in writing, and will be deemed to have been duly delivered and received hereunder one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or immediately if delivered by hand or by e-mail transmission (as long as no notice of failure of delivery is received), in each case addressed as follows:

To Parent or Merger Sub:

c/o DigitalBridge Investments, LLC
750 Park of Commerce Drive, Suite 210
Boca Raton, FL 33487  USA

Attention:	Legal Department

Email:         LegalNoticesIM@digitalbridge.com

c/o Crestview Advisors, L.L.C.

590 Madison Avenue, 42nd Floor

New York, NY 10022

Attention:	Brian Cassidy

Dan Kilpatrick

Email:         bcassidy@crestview.com

    dkilpatrick@crestview.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Attention:	Gabriel Silva

Christopher May

Ana Sanchez

Email:         gabriel.silva@stblaw.com

    cmay@stblaw.com

    ana.sanchez@stblaw.com

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Attention:	Michael Davis

Email:         michael.davis@davispolk.com

To the Company:

WideOpenWest, Inc.
7887 East Bellview Avenue, Suite 1000
Englewood, CO 80111

Attention:	Roger Seiken

Email:         Roger.Seiken@wowinc.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:	Adam O. Emmerich Jenna E. Levine

E-mail:        AOEmmerich@wlrk.com

     JELevine@wlrk.com

or to such other address as a party shall specify by written notice so given. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph, and such notices shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.9         Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. No assignment by any party will relieve such party of any of its obligations hereunder.

Section 8.10       Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.11       Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits and Schedules hereto), the Commitment Letter, the Guarantee, the Support and Rollover Agreement and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof, except as set forth in this Section 8.11. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended to, or shall, impair the powers of the Special Committee. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that the Exhibits, Company Disclosure Schedule and Parent Disclosure Schedule annexed hereto or referred to hereby, are “facts ascertainable” as such term is used in Section 251(b) of the DGCL and, do not form a part of this Agreement for purposes of the DGCL but instead operate on the terms of this Agreement as provided herein. Except (a) for the provisions of Article 2 (which, from and after the Effective Time, shall be for the benefit of holders of the Common Stock and Company Equity Awards and Company LTI Cash Awards as of immediately prior to the Effective Time), Section 5.10 (which, from and after the Effective Time, shall be for the benefit of the Indemnified Parties), (b) the rights of the Company, on behalf of the holders of Common Stock (each of which are third party beneficiaries of this Agreement to the extent required for this provision to be enforceable) and in accordance with Section 261(a) of the DGCL, to pursue and recover damages against Parent, Merger Sub and the Equity Investor, subject to Section 7.3, for the loss of the Merger Consideration (including the loss of the premium that such holders would be entitled to receive pursuant to the terms of this Agreement if the Merger were consummated in accordance with its terms), and other relief, including equitable relief, in the event of any fraud or breach of this Agreement, the Commitment Letter or the Guarantee by Parent, Merger Sub or the Equity Investor (provided that the rights granted pursuant to clause (b) shall be enforceable on behalf of the holders of Common Stock only by the Company, in its sole and absolute discretion, as agent for the holders of Common Stock, and any amounts received by the Company in connection therewith may be retained solely by the Company), and (c) the limitations on liability of the Company Related Parties and the Parent Related Parties set forth in Section 7.3, this Agreement are for the sole benefit of the parties hereto and their permitted assigns and nothing herein is intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder. In accordance with Section 261(b) of the DGCL, the Company shall, in its sole discretion and as a representative of the stockholders of the Company, including the holders of Common Stock, have the sole and exclusive authority, as agent for the holders of Common Stock, to take action on behalf of the stockholders of the Company, including the holders of Common Stock, to enforce the rights of such stockholders under this Agreement.

Section 8.12       Amendments; Waivers. At any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, any provision of this Agreement may be amended or waived (including granting any extension of time for the performance of any of the obligations or other acts of the other parties, as applicable, waiving any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and, subject to applicable law, waiving compliance with any of the agreements or conditions for the benefit of such party contained herein) if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company (pursuant to authorized action by the Special Committee), Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, that after receipt of the Company Stockholder Approval, if any such amendment or waiver shall by applicable Law require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. The foregoing notwithstanding, no failure or delay by any party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.13       Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.14       Interpretation; Disclaimer; Special Committee.

(a)             When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall, unless otherwise indicated, refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.” The words “made available to Parent” and words of similar import refer to documents (a) posted to the “Mangrove” dataroom hosted on Datasite (the “Data Room”) by or on behalf of the Company on or prior to 11:59 p.m. Eastern time on the day immediately prior to the date of this Agreement (it being understood and agreed that promptly after the date of this Agreement, the Company shall deliver to Parent a copy of the contents of the Data Room as of the date of this Agreement in USB format), or (b) disclosed in a Company SEC Document filed and publicly available. All references herein to “$” or “dollars” shall be to U.S. dollars. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning. A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as of a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. Any agreement defined or referred to herein or in any schedule that is referred to herein means such agreement as from time to time amended, modified or supplemented, including by waiver or consent. Each of the parties agrees that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(b)             The information contained in this Agreement and in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party to any third Person of any matter whatsoever, including any violation of Law or breach of contract, or an admission that such information is material or that such information is required to be referred to or disclosed under this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Such representations and warranties may be made as of specific dates, only for purposes of the Agreement and for the benefit of the parties hereto. Such representations and warranties are subject to important limitations and exceptions agreed upon by the parties, including being qualified by confidential disclosures, made for the purposes of allocating contractual risk between the parties rather than establishing those matters as facts, and were made subject to a contractual standard of materiality that may differ from the standard generally applicable under federal securities laws or other contracts. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with Section 8.12 without notice or liability to any other Person. Any information concerning the subject matter of such representations and warranties may have changed, and may continue to change, since the date of this Agreement, and such subsequent information may or may not be fully reflected in the Company’s public reports. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Any filing of this Agreement with the SEC or otherwise is only to provide investors with information regarding its terms and conditions and not to provide any other factual information regarding the Company or its business. Consequently, Persons other than the parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof as of any other date. The information in this Agreement should be considered together with the Company’s public reports filed with the SEC.

(c)             Notwithstanding anything to the contrary set forth in this Agreement, until the Effective Time, (i) the Company may take the following actions only with the prior approval of, the Special Committee: (v) amending, restating, modifying or otherwise changing any provision of this Agreement, the Commitment Letter, the Guarantee, the Support and Rollover Agreement or the Confidentiality Agreements; (w) waiving any right under this Agreement, the Commitment Letter, the Guarantee, the Support and Rollover Agreement or the Confidentiality Agreements or extending the time for the performance of any obligation of Parent or Merger Sub hereunder or of any other party under the Commitment Letter, the Guarantee, the Support and Rollover Agreement or the Confidentiality Agreements; (x) terminating this Agreement, the Commitment Letter, the Guarantee, the Support and Rollover Agreement or the Confidentiality Agreements; (y) taking any action under this Agreement, the Commitment Letter, the Guarantee, the Support and Rollover Agreement or the Confidentiality Agreements that expressly requires the approval of the Special Committee; and (z) agreeing to do any of the foregoing and (ii) no decision or determination shall be made, or action taken, by the Company Board or any committee thereof under or with respect to this Agreement, the Commitment Letter, the Guarantee, the Support and Rollover Agreement or the Confidentiality Agreements without first obtaining the approval of the Special Committee. In the event the Special Committee ceases to exist or is disbanded, any consents, determinations, actions or other rights or obligations afforded to the Special Committee shall be afforded to a majority of the remaining independent and disinterested members of the Company Board.

Section 8.15       Definitions. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used herein:

“Action” means a claim, action, suit, or proceeding, arbitration, investigation or litigation whether civil, criminal, or administrative.

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. Notwithstanding the foregoing, (a) no portfolio companies of funds managed by DigitalBridge Investment Management, LLC, DigitalBridge Group, Inc. or their Affiliates will be deemed to be Affiliates of Parent or Merger Sub for purposes of this Agreement and (b) no portfolio companies of funds managed by Crestview Advisors, L.L.C. or their Affiliates will be deemed to be Affiliates of Parent or Merger Sub for purposes of this Agreement.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Proposal” has the meaning set forth in Section 5.4(g).

“Antitrust Affiliate” means any Person, trust, affiliated investment fund or other pooled investment or co-investment vehicle that is controlled or otherwise managed by or in conjunction with, or is under common control with, Parent, Merger Sub, the Equity Investor or any of their Affiliates, and any portfolio company or similar asset in which Parent, Merger Sub, the Equity Investors or any of their Affiliates has a greater than five percent (5%) investment.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other applicable supranational, national, federal, state, county, local or foreign antitrust (including the European Union), competition or trade statutes, rules, regulation, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, regulate foreign investments, or protect the national security or the national economy of any nation.

“Anti-Corruption Laws” means any U.S. or relevant foreign Laws related to bribery, corruption, kickbacks, racketeering, fraud, or other improper payments including the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010, and Laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997.

“Anti-Money Laundering Laws” means any U.S. or relevant foreign Laws concerning or relating to money laundering or terrorism financing, including the USA PATRIOT ACT, as amended, the Bank Secrecy Act of 1970, as amended, 18 U.S.C. Sections 1956 and 1957, the Beneficial Ownership Regulation, Executive Order No. 13224 on Terrorist Financing (effective September 23, 2001), and the Laws administered and enforced by the U.S. Department of Treasury’s Financial Crimes Enforcement Network (FinCEN).

“Book-Entry Shares” has the meaning set forth in Section 2.2(a).

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by law or executive order to be closed.

“Cancelled Shares” has the meaning set forth in Section 2.1(a)(ii).

“Capitalization Date” has the meaning set forth in Section 3.2(a).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certificates” has the meaning set forth in Section 2.2(a).

“Change of Recommendation” has the meaning set forth in Section 5.4(c).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“Code” has the meaning set forth in Section 2.2(b)(iii).

“Commitment Letter” has the meaning set forth in Section 4.5(a).

“Common Stock” has the meaning set forth in Section 2.1(a)(i).

“Communications Act” means the Communications Act of 1934, as amended, and the rules and published policies of the FCC promulgated thereunder.

“Communications Laws” has the meaning set forth in Section 3.7(d).

“Communication Licenses” has the meaning set forth in Section 3.26.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Agreement” has the meaning set forth in Section 5.4(c).

“Company Benefit Plans” has the meaning set forth in Section 3.9(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 3.3(a).

“Company Disclosure Schedule” has the meaning set forth in Article 3.

“Company Employees” has the meaning set forth in Section 5.6(a).

“Company Equity Awards” means the Company Restricted Share Awards and the Company PSU Awards.

“Company Governing Documents” means the certificate of incorporation and bylaws of the Company.

“Company Insurance Policies” has the meaning set forth in Section 3.19.

“Company Intellectual Property” means Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company LTI Cash Awards” has the meaning set forth in Section 2.3(d).

“Company Material Adverse Effect” means an event, change, condition, fact, circumstance, occurrence or development (an “Event”) that, individually or in the aggregate with all other Events, (i) has a material adverse effect on the business, operations, or financial condition of the Company and its Subsidiaries, taken as a whole, but shall not include Events relating to or resulting from (a) changes or developments in general domestic, foreign or global economic or political conditions or the securities, equity, energy, credit or financial markets in general, or changes in or affecting domestic or foreign interest or exchange rates or tariffs or energy prices, (b) any decline in the market price or trading volume of the Common Stock or any change in the credit rating of the Company or its Subsidiaries or any of its or their securities, (provided that the facts and circumstances underlying any such decline or change may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof), (c) changes or developments in the industries in which the Company or its Subsidiaries operate, or any changes or developments in or affecting the domestic or any foreign securities, equity, credit or financial markets, (d) the execution, delivery or performance of this Agreement or the terms hereof or the public announcement or pendency or consummation of the Merger or other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, partnerships, labor unions, works councils, financing sources, franchisees, partners, customers or suppliers, Governmental Entities or other business relationships (except that the exceptions contained in this clause (d) shall not apply with respect to references to those portions of the representations and warranties contained in Section 3.3 and Section 3.4 the purposes of which are to address the consequences resulting from the execution, delivery and performance by the Company of this Agreement or consummation of the transactions contemplated hereby), (e) the identity of Parent or any of its Affiliates (including Merger Sub) as the acquiror of the Company, (f) compliance with the terms of, or the taking or omission of any action required by, this Agreement or applicable Law or consented to or requested by Parent or any of its Representatives, (including the failure of the Company to take any action that the Company is prohibited by the terms of this Agreement from taking or which the Company did not take on account of withheld consent from Parent), (g) geopolitical conditions, trade wars, tariffs or sanctions, any act of civil unrest, civil disobedience, war, military activity, sabotage, cyberterrorism, acts of terrorism or war (whether or not declared) or other hostilities, including an outbreak or escalation of hostilities or war (whether or not declared), or the declaration by the United States or any other Governmental Entity of a state of emergency, or any worsening of any of the foregoing conditions threatened or existing on the date of this Agreement, (h) any natural or manmade disasters or weather developments, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, arctic frosts, mudslides and wildfires, acts of God, or any virus, pandemic, epidemic or disease or similar force majeure events, including any worsening of such conditions threatened or existing on the date of this Agreement, (i) changes in GAAP or other generally accepted accounting principles or the interpretation or enforcement thereof or any changes in Law (or the interpretation or enforcement thereof), (j) any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions in the United States or any other country or region in the world, (k) any litigation (including stockholder litigation) relating to or resulting from this Agreement or the transactions contemplated hereby, (l) breach by Parent or Merger Sub of this Agreement, (m) any failure to meet internal or published projections, forecasts, guidance or revenue or earning predictions (provided that the facts and circumstances underlying any such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the definition thereof, and provided, further, that this clause (m) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any projections, forecasts, guidance or revenue or earnings predictions), or (n) the failure to obtain any approvals or consents from any Governmental Entity or other Person in connection with the transactions contemplated by this Agreement; except, with respect to clauses (a), (c) or (g), if the impact thereof is materially and disproportionately adverse to the Company and its Subsidiaries, taken as a whole, relative to similarly situated businesses in the industry or industries in which the Company and its Subsidiaries operate, the incremental material disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect or (ii) would reasonably be expected to prevent or materially delay or materially impair the ability of the Company to consummate the Merger in accordance with the terms of this Agreement.

“Company Material Contract” has the meaning set forth in Section 3.18(a).

“Company Material Indebtedness” has the meaning set forth in Section 3.18(a)(iii).

“Company Meeting” has the meaning set forth in Section 5.5(d).

“Company Permits” has the meaning set forth in Section 3.7(b).

“Company PSU Award” has the meaning set forth in Section 2.3(c).

“Company Related Parties” has the meaning set forth in Section 7.2.

“Company Restricted Share Awards” has the meaning set forth in Section 2.3(a).

“Company SEC Documents” has the meaning set forth in Section 3.4(a).

“Company Securities” has the meaning set forth in Section 3.2(b).

“Company Severance Plans” has the meaning set forth in Section 5.6(a).

“Company Stockholders” means the holders of Shares.

“Company Stockholder Approval” has the meaning set forth in Section 3.17.

“Company Termination Fee” has the meaning set forth in Section 7.3(a).

“Confidentiality Agreements” has the meaning set forth in Section 5.3(b).

“Contract” means any legally binding, contract, note, bond, mortgage, indenture, license, deed of trust, lease, sublease, sublicense, capital lease, arrangement, commitment, agreement or other obligation, excluding purchase orders.

“Contract Actions” means the actions referred to in Section 5.21 of the Company Disclosure Schedule.

“Crestview Restricted Share” means any restricted share held by individuals on behalf of or for the benefit of Crestview Partners and its affiliates as set forth on Section 2.3(a) of the Parent Disclosure Schedule.

“Default” has the meaning assigned to such term in the Specified Contract (as in effect on the date hereof).

“Deferred Closing Date” has the meaning set forth in Section 1.2.

“DGCL” has the meaning set forth in the Recitals.

“Discontinuance” has the meaning set forth in Section 5.20.

“Dissenting Shares” has the meaning set forth in Section 2.1(b).

“DTC” has the meaning set forth in Section 2.2(b)(iv).

“DTC Payment” has the meaning set forth in Section 2.2(b)(iv).

“Effective Time” has the meaning set forth in Section 1.3.

“End Date” has the meaning set forth in Section 7.1(b).

“Enforceability Exceptions” has the meaning set forth in Section 3.3(a).

“Environmental Law” has the meaning set forth in Section 3.8(b).

“Equity Investor” has the meaning set forth in Section 4.5(a).

“ERISA” has the meaning set forth in Section 3.9(a).

“ERISA Affiliate” has the meaning set forth in Section 3.9(f).

“Event of Default” has the meaning assigned to such term in the Specified Contract (as in effect on the date hereof).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Excluded Shares” has the meaning set forth in Section 2.1(a)(ii).

“Export and Import Control Laws” means all U.S. and relevant foreign import and export control Laws, including statutory and regulatory requirements under the Export Control Act of 2018, U.S. Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (22 C.F.R. pt. 120 et seq.), the Export Administration Regulations (15 C.F.R. pt. 730 et seq.) and their respective implementing rules and regulations administered by the U.S. State Department, U.S. Commerce Department, the UK Strategic Export Control Lists, Regulation (EU) 2021/821 of the European Parliament and of the Council of 20 May 2021 setting up a Union regime for the control of exports, brokering, technical assistance, transit and transfer of dual-use items (and any EU Member State national export and import control Laws), the customs and import Laws administered by U.S. Customs and Border Protection, and other similar import and export control Laws or restrictions of any jurisdiction applicable to the Company and its Subsidiaries.

“Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of Parent and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

“FCC” means the Federal Communications Commission or any successor agency.

“FCC Applications” has the meaning set forth in Section 5.7(b).

“FCC Consent” has the meaning set forth in Section 6.1(c).

“Federal Communications Laws” has the meaning set forth in Section 3.7(d).

“Fiber Assets” has the meaning set forth in Section 3.25(c).

“Fiber Business” means the “fiber to home network” of the Company (as such operations are described in the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2024), as used, operated and conducted (or held for use, operation or conduct) immediately prior to the Closing by the Company and its Subsidiaries, consisting of telecommunications infrastructure offerings of fiber of (a) leasing, subleasing, licensing, granting an indefeasible right of use, renting or otherwise selling or granting any rights to use fiber optic cabling or networks, whether as dark fiber or as lit services, (b) offering, selling and providing bandwidth services and fiber optic networks and (c) providing any managed solutions in connection with the foregoing sub-clauses (a) and (b).

“Financing” has the meaning set forth in Section 4.5(a).

“First Confidentiality Agreement” has the meaning set forth in Section 5.3(b).

“Franchise” means each franchise, as such term is defined in 47 U.S.C. Section 522, granted by a Governmental Entity authorizing the construction, upgrade, maintenance and operation of any part of any cable system, as such term is defined in 47 U.S.C. Section 522.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” has the meaning set forth in Section 3.3(b).

“Guarantee” has the meaning set forth in Section 4.6.

“Hazardous Substance” has the meaning set forth in Section 3.8(c).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination: (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all indebtedness of others secured by a Lien on property or assets owned by such Person, whether or not the Indebtedness secured thereby has been assumed, (d) all letters of credit, banker’s acceptances, surety or performance bonds or similar facilities issued for the account of such Person, to the extent drawn upon, and (e) all guarantees of such Person of any indebtedness of any other Person. For purposes of this Agreement, Indebtedness of the Company or any of its Subsidiaries shall include the Specified Contract and shall exclude any intercompany indebtedness between or among the Company and its wholly-owned Subsidiaries.

“Indemnified Party” has the meaning set forth in Section 5.10(b).

“Infringed” has the meaning set forth in Section 3.14(c).

“Initial Closing Date” has the meaning set forth in Section 1.2.

“Initial End Date” has the meaning set forth in Section 7.1(b).

“Intellectual Property” means any and all common law or statutory rights anywhere in the world arising under or associated with: (a) patents, statutory invention registrations, registered designs, and similar or equivalent rights in inventions and designs, and all rights therein provided by international treaties and conventions; (b) trademarks, service marks, trade dress, trade names, logos, and other designations of origin, sponsorship, endorsement or certification; (c) domain names, uniform resource locators, IP addresses, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services; (d) copyrights and any other equivalent rights in works of authorship (including rights in software as a work of authorship) and any other related rights of authors; (e) trade secrets and industrial secret rights, and rights in know-how, data, and confidential or proprietary business or technical information that derives independent economic value, whether actual or potential, from not being known to other persons; (f) registrations, applications, renewals, reissues, divisions, continuations, continuations in part, extensions reexaminations and foreign counterparts of or with respect to any of the foregoing; and (g) other similar or equivalent intellectual property rights anywhere in the world.

“International Common Carrier Services” means international Telecommunications Service provided on a common carrier basis under Section 214 of the Communications Act of 1934, as amended.

“International Section 214 Licenses” means File No. ITC-214-20000203-00075 issued to Knology, Inc.; and File No. ITC-214-19991026-00677 issued to Sigecom, LLC.

“Intervening Event” has the meaning set forth in Section 5.4(i).

“Intervening Event Notice” has the meaning set forth in Section 5.4(d).

“Intervening Event Notice Period” has the meaning set forth in Section 5.4(d).

“IT Assets” means systems, servers, computers, hardware, networks, data communication lines, routers, hubs, swtiches, websites, software, databases, applications and all other information technology related equipment.

“IT Deficiencies” means, with respect to IT Assets, defects, deficiencies, errors, disabling mechanisms, viruses, time locks, Trojan horses, malware or other contaminants or corruptants.

“Knowledge” means (a) with respect to Parent and Merger Sub, the actual knowledge of Jonathan Friesel and Brian Cassidy and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Schedule.

“Law” or “Laws” has the meaning set forth in Section 3.7(a).

“Lease” has the meaning set forth in Section 3.15.

“Leased Real Property” has the meaning set forth in Section 3.15.

“Letter of Agreement” means the agreement between Crestview, L.L.C. and WideOpen West Finance, LLC and the U.S. Department of Justice, dated March 8, 2017. and filed with the FCC in ITC-T/C-20160111-00005 and ITC-T/C-20160111-00006; WC Docket No. 16-12; TT Case 16-09/10.

“LFA” has the meaning set forth in Section 3.3(b).

“Liabilities” means all debts, liabilities, losses, damages, costs, expenses, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, disputed or undisputed, subordinated or unsubordinated, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability).

“Liability Limitation” has the meaning set forth in Section 7.3(e)(i)

“Lien” means a lien, hypothecation, covenant, condition, mortgage, pledge, security interest, charge, title defect, claim, option, right of first refusal or offer, right-of-way, encroachment, occupancy right, community property interest or other encumbrance of any kind or nature whatsoever or other similar restriction, but excluding any license of Intellectual Property or any restrictions or limitations under any securities Laws.

“Material Company IP” has the meaning set forth in Section 3.14(a).

“Maximum Amount” has the meaning set forth in Section 5.10(c).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.1(a)(i).

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” has the meaning set forth in Section 3.9(a).

“Network Contracts” shall mean all pole line, joint pole or master agreements for pole attachment rights, collocation agreements, conduit agreements, ILEC interconnection agreements, fiber lease agreements and indefeasible right of use agreements that grant to the Company or any of its Subsidiaries rights to attach, affix, maintain, repair, replace, run, lay or otherwise deploy fiber optic cable, or to locate power, electric or optronic equipment, and any master service agreement setting forth the terms and conditions relating to any of the foregoing, in each case, that provide for payments by the Company and any of its Subsidiaries in excess of $2 million in 2024 or any single year thereafter.

“Network Facilities” shall mean fiber optic cabling (or rights thereto) and other fixed network-related assets used or held for use by the to carry out the business of the Company or its Subsidiaries, whether owned or leased by the Transferred Entities and irrespective of whether they are located on public or private property.

“New Plans” has the meaning set forth in Section 5.6(b).

“NYSE” means the New York Stock Exchange.

“Old Plans” has the meaning set forth in Section 5.6(b).

“Other Required Parent Filing” has the meaning set forth in Section 5.5(f).

“Owned Real Property” has the meaning set forth in Section 3.15.

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 4.2(b).

“Parent Closing Election” has the meaning set forth in Section 1.2.

“Parent Disclosure Schedule” means the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement.

“Parent Material Adverse Effect” has the meaning set forth in Section 4.1.

“Parent Related Parties” has the meaning set forth in Section 7.3(d).

“Parent Termination Fee” has the meaning set forth in Section 7.3(b).

“Paying Agent” has the meaning set forth in Section 2.2(a).

“Permits” has the meaning set forth in Section 3.7(b).

“Permitted Lien” means a Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith by appropriate proceedings or for which adequate accruals or reserves have been established in accordance with GAAP, (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (c) that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity, (d) that is disclosed on the most recent consolidated balance sheet of the Company or notes thereto (or securing liabilities reflected on such balance sheet), (e) that secures indebtedness (i) in existence on the date of this Agreement or (ii) not prohibited by Section 5.1(b)(ix) (including, for the avoidance of doubt, in each case, indebtedness under the Specified Contract), (f) that is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements, (g) that is imposed on the underlying fee interest in real property subject to a real property lease, (h) that was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company, (i) that will be released in connection with the Closing, (j) that is an easement, declaration, covenant, condition, reservation, right-of-way, restriction and other charge, instrument or encumbrance affecting title to real estate, (k) that is deemed to be created by this Agreement or any other document executed in connection herewith or (l) that is not material to the businesses or operations of the Company or any of its Subsidiaries.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

“Personal Data” means information or data that, (a) alone or in combination with other information or data held or accessible by the Company or its Subsidiaries, identifies, or could reasonably be used to identify, contact or locate, a natural person, household or specific device, or that is otherwise identifiable with a natural person, household or specific device and (b) constitutes “personal information,” “personal data,” or “personally identifiable information” or similar terms under applicable Laws.

“Physical Network” means the conduit, fiber optical cables, handholds and related assets of the Fiber Business, including any conduit and fiber routes under construction.

“Preferred Stock” has the meaning set forth in Section 3.2(a).

“Proceeding” has the meaning set forth in Section 5.10(b).

“Programming Agreement” means any programming, distribution, carriage, license, network or similar Contract or arrangement for the licensing and restransmission or distribution by the Company or its Subsidiaries of video programming or programing networks in any form (including internet-based streaming or cable television), including those of the type included in folder 19.4 of the Data Room, to its subscribers via the Company’s owned and operated video distribution platforms (but, for clarity, excluding any such programming on the YouTube TV streaming service).

“Prohibited Modification” has the meaning set forth in Section 5.11(b).

“Proxy Statement” has the meaning set forth in Section 3.3(b).

“Qualifying Transaction” has the meaning set forth in Section 7.3(a).

“Real Property” has the meaning set forth in Section 3.15.

“Registered IP” has the meaning set forth in Section 3.14(a).

“Representatives” shall mean with respect to any Person, its directors, officers or other employees, controlled Affiliates, or any financial advisor, legal counsel, accountant, consultant or other authorized agent or representative of such Person.

“Rollover Shares” means Shares which have been contributed to Parent by the Rollover Stockholders in accordance with the Support and Rollover Agreement.

“Rollover Stockholders” has the meaning set forth in the Recitals.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States government, including U.S. Department of the Treasury, the U.S. Department of State, and the U.S. Department of Commerce, the United Nations Security Council, the European Union, any EU Member State, HM’s Treasury of the United Kingdom, or any other sanctions Laws of any jurisdiction applicable to the Company and its Subsidiaries.

“Sanctioned Country” means at any time, any country, region, or territory which is itself the subject or target of any comprehensive Sanctions (at the time of this Agreement, the Crimea region of Ukraine, the non-governmental controlled oblasts regions of Kherson and Zaporizhzhia, the so-called Donetsk People’s Republic and Luhansk People’s Republic, Cuba, Iran, North Korea, and Syria).

“Sanctioned Person” means any Person that is (a) listed on any Sanctions-related list issued by the U.S. government, (including the U.S. Department of the Treasury, the U.S. Department of State, and the U.S. Department of Commerce), the United Nations Security Council, the European Union, any EU Member State, HM’s Treasury of the United Kingdom, or any other applicable Sanctions authority; (b) resident or located in, operating from, or organized under the laws of, a Sanctioned Country; (c) owned or controlled by, or acting on behalf of, any such Person or Persons described in the foregoing clauses (a) or (b); or (d) otherwise a subject or target of any Sanctions.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“Schedule 13e-3” has the meaning set forth in Section 4.4.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Confidentiality Agreement” has the meaning set forth in Section 5.3(b).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share” or “Shares” has the meaning set forth in Section 2.1(a)(i).

“Special Committee” has the meaning set forth in the Recitals.

“Special Committee Recommendation” has the meaning set forth in Section 3.3(a).

“Specified Approvals” has the meaning set forth in Section 3.3(b).

“Specified Contract” means that certain Super-Priority Credit Agreement, dated as of October 11, 2024, by and among WideOpenWest Finance, LLC, as the borrower, WideOpenWest, Inc., as holdings, Wilmington Savings Fund Society, FSB, as administrative agent, and the lenders from time to time party thereto, as amended by that certain First Amendment, dated as November 6, 2024 and that certain Second Amendment, dated as of the date hereof, and as from time to time further amended, restated, amended and restated, supplemented, modified, replaced or refinanced on or prior to the date hereof and, following the date hereof, as permitted under this Agreement.

“Specified Contravention” has the meaning set forth in Section 5.21 of the Company Disclosure Schedule.

“Specified Parent Acquisition” has the meaning set forth in Section 5.7(c).

“State Communications Laws” has the meaning set forth in Section 3.7(d).

“State PUC” has the meaning set forth in Section 3.3(b).

“Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, limited liability company, partnership or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” has the meaning set forth in Section 5.4(h).

“Superior Proposal Notice” has the meaning set forth in Section 5.4(c).

“Superior Proposal Notice Period” has the meaning set forth in Section 5.4(c).

“Support and Rollover Agreements” has the meaning set forth in the Recitals.

“Surrender” has the meaning set forth in Section 5.19.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Takeover Statute” has the meaning set forth in Section 3.22.

“Tax Return” has the meaning set forth in Section 3.13(e).

“Taxes” has the meaning set forth in Section 3.13(e).

“Telecommunications Service” has the same meaning set forth in 47 U.S.C. § 153(53).

“Termination Date” has the meaning set forth in Section 5.1(a).

“Transaction Litigation” has the meaning set forth in Section 5.14.

“Unaffiliated Company Stockholders” means the holders of Shares, excluding those Shares held, directly or indirectly, by or on behalf of (a) Parent and the Rollover Stockholders, their respective Affiliates and associates (within the meaning of Rule 12b-2 of the Exchange Act) and portfolio companies majority owned by such investment fund Affiliates and (b) any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act.

“Unvested Award Payments” has the meaning set forth in Section 2.3(e).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended and any similar state or local Laws.

“Willful Breach” means a material breach by a party to this Agreement of any of its representations, warranties, covenants or other agreements set forth in this Agreement that is a consequence of an act or failure to act by such breaching party with the actual knowledge of such party that the taking of such act or failure to take such act by such party would, or would reasonably be expected to, result in, constitute or cause a material breach by such party of any such representation, warranty, covenant or other agreement of such party set forth in this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

BANDIT PARENT, LP
By: Bandit Parent GP, LLC, its general partner

By:	/s/ Jonathan Friesel
Name: Jonathan Friesel Title: Vice President

BANDIT MERGER SUB, INC.

By:	/s/ Jonathan Friesel
Name: Jonathan Friesel
Title: Vice President

WIDEOPENWEST, INC.

By:	/s/ Teresa Elder
Name: Teresa Elder
Title: Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]